Exhibit 99.1

SECOND QUARTER REPORT 2018

All amounts expressed in U.S. dollars unless otherwise indicated

Barrick Reports Second Quarter 2018 Results

•	Barrick reported a net loss of $94 million ($0.08 per share), and adjusted net earnings[1] of $81 million ($0.07 per share) for the second quarter.

•	The Company reported second quarter revenues of $1.71 billion, net cash provided by operating activities (“operating cash flow”) of $141 million, and negative free cash flow[2] of $172 million.

•	Gold production in the second quarter was 1.07 million ounces, at a cost of sales applicable to gold[3] of $882 per ounce, all-in sustaining costs[4] of $856 per ounce, and cash costs[4] of $605 per ounce.

•	Copper production was 83 million pounds, at a cost of sales applicable to copper[3] of $2.45 per pound, all-in sustaining costs[5] of $3.04 per pound, and C1 cash costs[5] of $2.10 per pound.

•

Based on further positive drill results, Barrick is announcing a new, high grade gold discovery at Fourmile, located within the Cortez District in Nevada. The Company has also allocated additional funding for drilling at the project over the remainder of 2018.

•	Growth projects in Nevada and Dominican Republic continue to progress according to schedule and within budget.

•	Subsequent to the quarter end, total debt has been reduced from approximately $6.4 billion to $5.8 billion, bringing Barrick’s total debt repayments over the past five years to $10 billion.

•

Full-year gold production and cost guidance remains unchanged at 4.5-5.0 million ounces, at a cost of sales[3] of $810-$850 per ounce, all-in sustaining costs[4] of $765-$815 per ounce, and cash costs[4] of $540-$575 per ounce.

•

Full-year copper production is expected to be 345-410 million pounds, at a cost of sales[3] of $2.00-$2.30 per pound, all-in sustaining costs[5] of $2.55-$2.85 per pound, and C1 cash costs[5] of $1.80-$2.00 per pound.

TORONTO, July 25, 2018 — Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) (“Barrick” or the “Company”) today reported second quarter results for the period ending June 30, 2018. Gold production and costs for the quarter were in line with expectations, with earnings and cash flow impacted by planned maintenance activities at Barrick Nevada and Pueblo Viejo. The Company remains on track to meet full-year gold production guidance, with higher production and lower costs expected in the second half of 2018.

Our Nevada growth projects at Cortez, Goldrush, and Turquoise Ridge continued to advance according to schedule and within budget, underpinning the next generation of profitable production from this core region for Barrick. In addition, our pipeline continues to grow with the announcement today of a new, high grade gold discovery at Fourmile, located just two kilometers north of the Goldrush project in Nevada. This discovery demonstrates the significant untapped geological potential of Barrick’s properties in Nevada, where the

Company is evaluating a project to increase processing capacity in order to accommodate new production from organic projects, and bring forward production from stockpiles. Prefeasibility level studies in support of a plant expansion at the Pueblo Viejo mine in the Dominican Republic are also advancing, with a pilot heap leach pad now in operation at the site.

Partnerships form a core element of our strategy to drive long-term value. On July 9, Barrick and Shandong Gold Group signed an enhanced strategic cooperation agreement, reflecting Barrick’s unique focus on creating distinctive, enduring, and trust-based relationships with China and China’s best companies, as we jointly explore opportunities to enhance long-term value for our respective owners, and for our government and community partners. Under the agreement, Shandong is currently completing an independent evaluation focused on the potential to develop a mining project at Lama in Argentina, including a high-level evaluation of potential synergies between Lama and the nearby Veladero operation.

OUTLOOK

Our 2018 consolidated gold production guidance remains unchanged at 4.5-5.0 million ounces, at a cost of sales3 of $810-$850 per ounce, cash costs4 of $540-$575 per ounce, and all-in sustaining costs4 of $765-$815 per ounce.

We expect gold production and costs to improve steadily over the second half of the year, driven by stronger performance at Barrick Nevada and Pueblo Viejo. Gold production in the third quarter is anticipated to be around 1.2 million ounces.

At Barrick Nevada, throughput and grade is expected to improve due to the completion of scheduled maintenance shutdowns in the first half of the year, as well as increased production from the Cortez Hills open pit. At Pueblo Viejo, we expect an increase in quarter-over-quarter production as we transition to higher grades in Phase Five and Six of the Moore Pit. Third quarter throughput is expected to remain in line with the second quarter as we complete the second of two scheduled autoclave maintenance shutdowns for the year. We anticipate higher grades at Pueblo Viejo to persist into the fourth quarter, with higher throughput. Full processing capacity has also been restored at the Porgera Joint Venture earlier than initially expected, following the earthquake that struck Papua New Guinea in late February.

We expect to produce 345-410 million pounds of copper in 2018 at a cost of sales3 of $2.00-$2.30 per pound, C1 cash costs5 of $1.80-$2.00 per pound, and all-in sustaining costs5 of $2.55-$2.85 per pound. Copper production is anticipated to improve progressively over the third and fourth quarters, driven by a steady improvement in grade and crusher reliability at Lumwana, as well as an optimization of stacking procedures at Zaldívar.

Total attributable capital expenditure guidance6 for 2018 remains unchanged at $1.40-$1.60 billion, including mine site sustaining capital7 of $0.95-$1.10 billion, and project capital expenditures8 of $450-$550 million.

We are adjusting our 2018 effective income tax rate guidance to 44-46 percent, compared to our initial guidance of 41-43 percent, reflecting lower spot gold prices and sales mix.

FINANCIAL HIGHLIGHTS

The Company reported a net loss of $94 million ($0.08 per share) in the second quarter and adjusted net earnings1 of $81 million ($0.07 per share). Operating cash flow was $141 million. Lower adjusted net earnings and operating cash flow compared to the prior-year period primarily reflect the impact of lower gold sales. In

BARRICK SECOND QUARTER 2018	2	PRESS RELEASE

addition, while total direct mining costs were in line with the prior-year period, direct mining costs on a per ounce basis increased, primarily due to the impact of fewer ounces sold, as well as expenses associated with planned maintenance at the Barrick Nevada roaster and the Pueblo Viejo autoclaves, and higher fuel costs. This was partially offset by higher realized gold prices9, lower income tax expense, and lower depreciation as a result of lower sales volumes. While income tax expenses were lower than the prior-year period, our second quarter effective tax rate increased from 46 percent in 2017 to 48 percent in 2018, bringing our 2018 year-to-date effective tax rate to 44 percent.

Significant adjusting items impacting net earnings in the second quarter of 2018 included (pre-tax and non-controlling interest effects):

•	$75 million in foreign currency translation losses primarily related to the significant weakening of the Argentinean peso;

•	$59 million in net impairment charges primarily related to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project; and

•	$43 million in other expense adjustments, including $28 million relating to staffing reductions and office closures associated with the implementation of our decentralized operating model.

During the second quarter of 2018, we implemented a number of organizational reductions to advance the implementation of our decentralized operating model. We completed an extensive review of all positions sitting above operations, reallocating roles where appropriate, eliminating those no longer required and closing a number of smaller offices. We are maintaining our full-year general and administrative expense guidance, as the expected savings from these changes are offset by approximately $30 million of severance expense.

Refer to page 48 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior-year periods.

The Company recorded negative free cash flow2 of $172 million in the second quarter, driven by lower operating cash flows as described above. This was partially offset by lower capital expenditures compared to the prior-year period.

BALANCE SHEET UPDATE

At the end of the second quarter, the Company had a consolidated cash balance of approximately $2.1 billion10. Subsequent to the end of the quarter, Barrick completed a make-whole repurchase of the outstanding principal of approximately $629 million on the Company’s 4.40 percent notes due in 2021. As result, our total debt has been reduced from approximately $6.4 billion to $5.8 billion, further strengthening the Company’s balance sheet. Over the past five years, Barrick has reduced its total debt by $10 billion.

Following this repayment, the Company has less than $100 million in debt due before 202011, and more than 85 percent of our outstanding debt matures after 2032.

OPERATING HIGHLIGHTS

Barrick produced 1.07 million ounces of gold in the second quarter of 2018 at a cost of sales3 of $882 per ounce, all-in sustaining costs4 of $856 per ounce, and cash costs4 of $605 per ounce, in line with expectations. Gold production in the second quarter was impacted by lower grade and recovery at the Barrick Nevada oxide mill, and scheduled maintenance shutdowns at the Barrick Nevada roaster and the Pueblo Viejo autoclaves. Both shutdowns were successfully optimized, reflecting the Company’s focus on increasing the overall availability

BARRICK SECOND QUARTER 2018	3	PRESS RELEASE

of our processing facilities by consolidating work and extending the time between planned maintenance activities.

Second quarter production at the Porgera Joint Venture was impacted by a significant earthquake that occurred in late February, resulting in a change to the mine’s full-year guidance. However, full processing capacity has been restored at the mine, earlier than initially anticipated. A rock fall at the Kalgoorlie open pit in mid-May also impacted production in the second quarter, with lower mining rates expected for the remainder of the year.

During the second quarter, the Turquoise Ridge mine implemented a more efficient system for the shipping of ore for processing. Previously, ore was stockpiled on site before being shipped to Newmont’s Twin Creeks facility for processing. Ore will now be shipped directly to Twin Creeks, eliminating double handling of the material. This change will eliminate one month of stockpiled material in 2018, resulting in a one-time change in inventory that will increase costs this year.

On a per ounce basis, cost of sales applicable to gold3 was higher than the prior-year period primarily due to the impact of fewer ounces sold. Direct mining costs on a per ounce basis also increased, primarily due to the impact of fewer ounces sold, costs associated with planned maintenance at the Barrick Nevada roaster and the Pueblo Viejo autoclaves, and higher fuel costs. Higher all-in sustaining costs4 compared to the prior-year period primarily reflect the impact of higher direct mining costs on a per ounce basis, as described above.

The Company produced 83 million pounds of copper in the second quarter, at a cost of sales3 of $2.45 per pound, all-in sustaining costs5 of $3.04 per pound, and C1 cash costs5 of $2.10 per pound. Lower copper production in the second quarter was primarily the result of unplanned downtime at the Lumwana crusher, and fewer heap leach tonnes processed at Zaldívar, partially offset by an increase in production at Jabal Sayid.

On a per pound basis, cost of sales applicable to copper3 increased primarily due to higher processing and maintenance costs at Lumwana, and higher unit production costs as a result of lower sales at Zaldívar. Higher all-in sustaining costs primarily reflected higher direct mining costs applicable to copper.

Please see page 35 of Barrick’s second quarter MD&A for individual operating segment performance details. Detailed mine site guidance information can be found in Appendix 1 of this press release.

Gold	Second Quarter 2018	2018 Guidance
Production[12] (000s of ounces)	1,067	4,500 - 5,000
Cost of sales applicable to gold[3] ($ per ounce)	882	810 - 850
Cash costs[4] ($ per ounce)	605	540 - 575
All-in sustaining costs[4] ($ per ounce)	856	765 - 815
Copper
Production[12] (millions of pounds)	83	345 - 410
Cost of sales applicable to copper[3] ($ per pound)	2.45	2.00 - 2.30
C1 cash costs[5] ($ per pound)	2.10	1.80 - 2.00
All-in sustaining costs[5] ($ per pound)	3.04	2.55 - 2.85
Total Attributable Capital Expenditures[6] ($ millions)	332	1,400 - 1,600

BARRICK SECOND QUARTER 2018	4	PRESS RELEASE

EXPLORATION AND GROWTH

NEVADA, U.S.A.

Fourmile - More high grade drill results confirm new discovery

Based on further positive drill results, Barrick has upgraded the Fourmile exploration project from a target to a discovery. Located approximately two kilometers north of Goldrush in Nevada, drilling continues to intersect high grade results, confirming the continuity of mineralization in the project area, and increasing our confidence that Fourmile and Goldrush form part of a seven-kilometer-long mineralized system. Recent drilling has encountered high grade mineralization across a number of stratigraphic horizons in multiple holes covering an area 600 meters in length by 200 meters in width.

Assay result highlights from the second quarter include 13.9 meters grading 56.8 grams per tonne of gold, 16.6 meters grading 71.6 grams per tonne of gold, and 16.8 meters grading 57.9 grams per tonne of gold. Please see endnote 13 for a significant intercepts table including recent Fourmile drilling.

Based on the success of our 2018 drilling campaign to date, we are allocating an additional $10 million to Fourmile exploration this year, increasing the total number of planned holes from 30 to 47. Further infill and wide spaced step out drilling will continue for the remainder of 2018.

Turquoise Ridge (75 percent Barrick)14 - Shaft sinking contractor mobilizing on site, high grade exploration results extend deposit

Barrick is constructing a third shaft at Turquoise Ridge, which will allow the mine to roughly double annual production to more than 500,000 ounces per year (100 percent basis), at an average cost of sales3 of around $720 per ounce, and average all-in sustaining costs4 of roughly $630 per ounce. Thyssen Mining, the shaft sinking contractor, is now mobilizing on site. Dewatering is advancing according to plan, and construction of surface infrastructure for electrical distribution and other mine utilities is well advanced. The capital cost for this project is estimated to be $300-$325 million (100 percent basis). Initial production from the new shaft is expected to begin in 2022, with sustained production from 2023.

At the end of 2017, Turquoise Ridge had 5.9 million ounces of proven and probable gold reserves15 (Barrick’s 75 percent share), at an average grade of 15.5 grams per tonne—the highest reserve grade in the Company’s operating portfolio, and among the highest in the gold industry. The mine added 2.1 million ounces of proven and probable gold reserves in 2017 through drilling (Barrick’s 75 percent share), and the deposit remains open in multiple directions, including at depth.

Mine exploration drilling at Turquoise Ridge in 2018 has continued to expand the deposit in multiple directions. The North Zone Getchell program is targeting an open area of the Getchell Fault up-dip in the northwest portion of the mine. The first hole of the program intersected 16.5 meters at 15.3 grams per tonne of gold. This intercept extends mineralization along the fault by 120 meters, with further drilling planned along the same structure.

In 2017, exploration drilling discovered mineralization 180 meters northeast of the deposit as part of the Foot Wall Pond Extension program. So far this year, drilling has extended known mineralization to the northeast by another 120 meters, with an intercept of 6.7 meters grading 13.9 grams per tonne gold. Follow-up drilling will also continue in this area.

BARRICK SECOND QUARTER 2018	5	PRESS RELEASE

Goldrush - Decline development commenced

When in full operation, the Goldrush underground project is expected to produce approximately 500,000 ounces of gold per year, at a cost of sales3 of roughly $750 per ounce, and all-in sustaining costs4 of approximately $640 per ounce. Portal pad construction for the twin declines was completed in the first quarter of 2018, and initial decline development commenced in the second quarter. Decline construction is expected to accelerate following the mobilization of the decline development contractor during the third quarter. Exploration twin declines will provide access to the orebody at depth, which will enable further drilling, as well as the conversion of existing resources to reserves. These declines can be converted into production declines in the future. Goldrush currently has proven and probable gold reserves of 1.5 million ounces15, and measured and indicated gold resources of 9.4 million ounces15, with significant potential to identify additional resources once underground access to drill the deposit is established.

Cortez Deep South16 - East decline complete, west decline advancing

The Deep South project is expected to contribute approximately 300,000 ounces of annual gold production when fully ramped up between 2024 and 2028, at a cost of sales3 of $650 per ounce, and all-in sustaining costs4 of $580 per ounce. Deep South will utilize infrastructure which has already been approved under current plans to expand mining in the Lower Zone of the Cortez underground mine, including the new Rangefront twin declines and other underground infrastructure already under construction. During the second quarter, west decline development and mass excavations in support of the project continued to advance. Initial production from Deep South is expected in 2022.

DOMINICAN REPUBLIC

Pueblo Viejo (60 percent Barrick) - Pre-oxidation heap leach and pilot flotation plant civil works underway

Barrick is advancing prefeasibility level studies for a plant expansion at the Pueblo Viejo mine that would increase throughput by 50 percent to 12 million tonnes per year, allowing the mine to maintain average annual gold production of 800,000 ounces after 2022 (100 percent basis). The project involves the addition of a pre-oxidation heap leach pad with a capacity of eight million tonnes per year, a new mill and flotation concentrator with a capacity of four million tonnes per year, and additional tailings capacity. The project has the potential to convert roughly seven million ounces of measured and indicated resources to proven and probable reserves (100 percent basis).15

In support of the prefeasibility study, we have completed the construction of a pilot pre-oxidation heap leach pad to test metallurgy and recoveries, and are now irrigating ore. Civil works for the pilot flotation circuit have also commenced, and a tender process for structural, mechanical, and electrical contracts is now underway.

ENHANCED STRATEGIC COOPERATION AGREEMENT WITH SHANDONG GOLD

Earlier this month, Barrick announced that it had entered into an enhanced strategic cooperation agreement with Shandong Gold Group Co., Ltd., deepening Barrick’s partnership with one of China’s leading mining companies. Key elements of the enhanced strategic cooperation agreement include:

•	Lama Evaluation

Shandong Gold will carry out an independent evaluation of the potential to develop a mining project at Lama in Argentina, including a high-level evaluation of potential synergies between Lama and the nearby Veladero operation. Following the completion of this study, Barrick and Shandong may agree to conduct additional studies and technical work to evaluate a number of development options. Any

BARRICK SECOND QUARTER 2018	6	PRESS RELEASE

decision by Shandong to invest in the project would be subject to additional agreement between the Parties.

•	Strengthening Collaboration Between Barrick and Shandong Teams

Reflecting a mutual commitment to operational excellence, safety, efficiency, and best-in-class mining practices, Barrick and Shandong have agreed to choose one of Shandong’s mines to serve as a platform for learning and collaboration between the two companies. Barrick and Shandong have also agreed to establish additional mechanisms to foster greater communication and knowledge-sharing between respective management and technical teams.

•	Strengthening Cooperation on Investment Opportunities

Building on a prior agreement to evaluate joint investment in organic mining projects currently owned by Barrick and Shandong, the two companies have agreed to consider opportunities to work together on acquisition opportunities or potential asset sales, if both agree it is in their collective best interests, and would enhance the value of such an opportunity.

HEMLO ROYALTY ACQUISITION

Barrick has acquired a 2.5 percent gross revenue royalty for $14.9 million on certain surface and mineral lands adjacent to the Hemlo property in Ontario that was originally granted to Newmont Mining Corporation as part of the land acquisition in 2015. The royalty covers approximately 37 percent of Barrick’s overall land holding at Hemlo and includes large, highly prospective areas immediately west of the current operation. Drilling up to 800 meters beyond the limits of the existing resource has partly validated that ore grade mineralization is continuous. The area covered by the royalty could represent potentially significant mine life extensions.

TECHNICAL INFORMATION

The scientific and technical information contained in this press release has been reviewed and approved by: Geoffrey Locke, P. Eng., Manager, Metallurgy of Barrick; Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick; and Robert Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth of Barrick—each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

BARRICK SECOND QUARTER 2018	7	PRESS RELEASE

Appendix 1

2018 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	Production (000s ounces)	Cost of sales[3] ($ per ounce)	All-in sustaining costs[4] ($ per ounce)	Cash costs[4] ($ per ounce)
Barrick Nevada	2,100 - 2,255	760 - 810	610 - 660	470 - 530
Turquoise Ridge (75%)	240 - 270	720 - 770	700 - 780	630 - 670
Pueblo Viejo (60%)	585 - 615	720 - 750	590 - 620	425 - 450
Veladero (50%)	275 - 330	970 - 1,110	960 - 1,100	560 - 620
Lagunas Norte	230 - 270	740 - 870	670 - 780	420 - 490
Porgera (47.5%)	190 - 215	950 - 1,000	950 - 1,000	740 - 790
Kalgoorlie (50%)	280 - 330	775 - 825	750 - 800	715 - 765
Acacia (63.9%)	275 - 305	970 - 1,020	935 - 985	690 - 720
Hemlo	200 - 220	1,010 - 1,070	1,135 - 1,235	840 - 890
Golden Sunlight	35 - 50	1,270 - 1,370	1,540 - 1,710	1,310 - 1,420
Total Gold	4,500 - 5,000[17]	810 - 850	765 - 815	540 - 575

COPPER PRODUCTION AND COSTS
	Production (millions of pounds)	Cost of sales[4] ($ per pound)	All-in sustaining costs[5] ($ per pound)	C1 cash costs[5] ($ per pound)
Zaldívar (50%)	115 - 130	2.30 - 2.50	2.15 - 2.35	~1.80
Lumwana	190 - 225	1.90 - 2.15	2.80 - 3.10	1.95 - 2.20
Jabal Sayid (50%)	40 - 55	1.85 - 2.50	1.70 - 2.30	1.40 - 1.80
Total Copper	345 - 410[17]	2.00 - 2.30	2.55 - 2.85	1.80 - 2.00

CAPITAL EXPENDITURES
($ millions)
Mine site sustaining	950 - 1,100
Project	450 - 550
Total Attributable Capital Expenditures[6]	1,400 - 1,600

BARRICK SECOND QUARTER 2018	8	PRESS RELEASE

Appendix 2

2018 Outlook Assumptions and Economic Sensitivity Analysis

	2018 Guidance Assumption	Hypothetical Change	Impact on Revenue (millions)	Impact on Cost of sales[3] (millions)	Impact on All-in sustaining costs[4,5]
Gold revenue, net of royalties	$1,300/oz	+/- $100/oz	+/- $261	+/- $7	+/- $3/oz
Copper revenue, net of royalties[18]	$2.75/lb	+ $0.50/lb	+ $105	+ $8	+ $0.04/lb
Copper revenue, net of royalties[18]	$2.75/lb	- $0.50/lb	- $105	- $8	- $0.04/lb
Gold all-in sustaining costs[4]
Oil price[19]	WTI: $65/bbl Brent: $70/bbl	+/- $10/bbl	n/a	+/- $16	+/- $6/oz
Australian dollar exchange rate	0.75 : 1	+/- 10%	n/a	+/- $15	+/- $6/oz

Argentine peso exchange rate	21 : 1	+/- 10%	n/a	+/- $11	+/- $4/oz

Canadian dollar exchange rate	1.25 : 1	+/- 10%	n/a	+/- $19	+/- $7/oz
Copper all-in sustaining costs[5]
Oil price[19]	WTI: $65/bbl Brent: $70/bbl	+/- $10/bbl	n/a	+/- $3	+/- $0.08/lb
Chilean peso exchange rate	600 : 1	+/- 10%	n/a	+/- $6	+/- $0.03/lb

BARRICK SECOND QUARTER 2018	9	PRESS RELEASE

Endnotes

Endnote 1

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; unrealized gains (losses) on non-hedge derivative instruments; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Net earnings attributable to equity holders of the Company	($94)	$1,084	$64	$1,763
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[1]	59	(5)	61	(1,130)
Acquisition/disposition (gains)/losses[2]	(2)	(880)	(48)	(877)
Foreign currency translation losses	75	32	90	35
Significant tax adjustments[3]	16	12	62	9
Other expense adjustments[4]	43	21	37	27
Unrealized gains on non-hedge derivative instruments	—	—	—	3
Tax effect and non-controlling interest	(16)	(3)	(15)	593
Adjusted net earnings	$81	$261	$251	$423
Net earnings per share[5]	(0.08)	0.93	0.05	1.51
Adjusted net earnings per share[5]	0.07	0.22	0.22	0.36
[1]

Net impairment charges primarily relate to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania for the three and six months ended June 30, 2018, and the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017 for the six months ended June 30, 2017.

[2]

Disposition gains primarily relate to the gain on the sale of a non-core royalty asset at Acacia for the six months ended June 30, 2018, and the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project for the three and six month periods ended June 30, 2017.

[3]	Significant tax adjustments for the six months ended June 30, 2018 primarily relate to a tax audit of Pueblo Viejo in the Dominican Republic.
[4]

Other expense adjustments for the three and six months ended June 30, 2018 include $28 million relating to staffing reductions and office closures associated with the implementation of our decentralized operating model; and $13 million related to an insurance payment to our Porgera JV.

[5]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 2

“Free cash flow” is a non-GAAP financial performance measure which deducts capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Net cash provided by operating activities	$141	$448	$648	$943
Capital expenditures	(313)	(405)	(639)	(739)
Free cash flow	($172)	$43	$9	$204

Endnote 3

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK SECOND QUARTER 2018	10	PRESS RELEASE

Endnote 4

“Cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures. “Cash costs” per ounce starts with cost of sales applicable to gold production, but excludes the impact of depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce begin with “Cash costs” per ounce and add further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. Barrick believes that the use of “cash costs” per ounce and “all-in sustaining costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 24 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30
	Footnote	2018	2017	2018	2017
Cost of sales applicable to gold production		$1,058	$1,159	$2,104	$2,397
Depreciation		(290)	(383)	(588)	(768)
By-product credits		(38)	(32)	(74)	(73)
Realized (gains)/losses on hedge and non-hedge derivatives	1	—	10	—	10
Non-recurring items	2	(3)	—	(10)	—
Other	3	(21)	(27)	(42)	(47)
Non-controlling interests (Pueblo Viejo and Acacia)	4	(78)	(64)	(150)	(145)
Cash costs		$628	$663	$1,240	$1,374
General & administrative costs		93	45	141	117
Minesite exploration and evaluation costs	5	14	16	20	23
Minesite sustaining capital expenditures	6	235	320	466	582
Rehabilitation - accretion and amortization (operating sites)	7	19	20	38	37
Non-controlling interest, copper operations and other	8	(100)	(71)	(155)	(132)
All-in sustaining costs		$889	$993	$1,750	$2,001
Project exploration and evaluation and project costs	5	83	65	150	133
Community relations costs not related to current operations		—	1	1	2
Project capital expenditures	6	106	83	206	139
Rehabilitation - accretion and amortization (non-operating sites)	7	8	9	16	13
Non-controlling interest and copper operations	8	(3)	(1)	(8)	(6)
All-in costs		$1,083	$1,150	$2,115	$2,282
Ounces sold - equity basis (000s ounces)	9	1,037	1,398	2,108	2,703
Cost of sales per ounce	10,11	$882	$726	$865	$778
Cash costs per ounce	11	$605	$474	$589	$508
Cash costs per ounce (on a co-product basis)	11,12	$630	$488	$613	$527
All-in sustaining costs per ounce	11	$856	$710	$830	$739
All-in sustaining costs per ounce (on a co-product basis)	11,12	$881	$724	$854	$758
All-in costs per ounce	11	$1,043	$823	$1,003	$844
All-in costs per ounce (on a co-product basis)	11,12	$1,068	$837	$1,027	$863

1	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $1 million and $2 million, respectively, for the three and six month periods ended June 30, 2018 (2017: $8 million and $14 million, respectively), and realized non-hedge gains of $1 million and $2 million, respectively, for the three and six month periods ended June 30, 2018 (2017: losses of $2 million and gains of $4 million, respectively). Refer to Note 5 to the Financial Statements for further information.

2	Non-recurring items

Non-recurring items in 2018 relate to abnormal costs at Porgera as a result of the February 2018 earthquake in Papua New Guinea. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

BARRICK SECOND QUARTER 2018	11	PRESS RELEASE

3	Other

Other adjustments for the three and six month periods ended June 30, 2018 include adding the cost of treatment and refining charges of $1 million and $1 million, respectively, (2017: $(1) million and $1 million, respectively) and the removal of cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $22 million and $43 million, respectively (2017: $27 million and $48 million, respectively).

4	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $112 million and $218 million, respectively, for the three and six month periods ended June 30, 2018 (2017: $98 million and $214 million, respectively). Refer to Note 5 to the Financial Statements for further information.

5	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

6	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, the Range Front declines, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 31 of this MD&A.

7	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

8	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended June 30		For the six months ended June 30
Non-controlling interest, copper operations and other	2018	2017	2018	2017
General & administrative costs	($41)	$1	($48)	($8)
Minesite exploration and evaluation expenses	(1)	(5)	(1)	(7)
Rehabilitation - accretion and amortization (operating sites)	(2)	(4)	(3)	(6)
Minesite sustaining capital expenditures	(56)	(63)	(103)	(111)
All-in sustaining costs total	($100)	($71)	($155)	($132)
Project exploration and evaluation and project costs	(3)	(1)	(6)	(6)
Project capital expenditures	—	—	(2)	—
All-in costs total	($3)	($1)	($8)	($6)

9	Ounces sold - equity basis

Figures remove the impact of Pierina as the mine is currently going through closure.

10	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $30 million and $62 million, respectively, for the three and six month periods ended June 30, 2018 (2017: $47 million and $81 million, respectively), as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces.

11	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

12	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
By-product credits	$38	$32	$74	$73
Non-controlling interest	(13)	(9)	(24)	(17)
By-product credits (net of non-controlling interest)	$25	$23	$50	$56

Endnote 5

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per

BARRICK SECOND QUARTER 2018	12	PRESS RELEASE

pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Cost of sales	$108	$102	$204	$184
Depreciation/amortization	(30)	(19)	(49)	(33)
Treatment and refinement charges	29	35	60	67
Cash cost of sales applicable to equity method investments	59	62	122	123
Less: royalties and production taxes[1]	(9)	(8)	(19)	(15)
By-product credits	(1)	(3)	(3)	(3)
C1 cash cost of sales	$156	$169	$315	$323
General & administrative costs	11	3	16	6
Rehabilitation - accretion and amortization	3	3	8	5
Royalties and production taxes[1]	9	8	19	15
Minesite exploration and evaluation costs	1	1	1	1
Minesite sustaining capital expenditures	46	50	88	87
All-in sustaining costs	$226	$234	$447	$437
Pounds sold - consolidated basis (millions pounds)	74	98	159	191
Cost of sales per pound[2,3]	$2.45	$1.85	$2.25	$1.79
C1 cash cost per pound[2]	$2.10	$1.72	$1.98	$1.69
All-in sustaining costs per pound[2]	$3.04	$2.38	$2.81	$2.29
[1]	For the three and six month periods ended June 30, 2018, royalties and production taxes include royalties of $8 million and $17 million, respectively (2017: $8 million and $15 million, respectively).
[2]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[3]

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Endnote 6

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia, our 50% share of Zaldívar and Jabal Sayid and our share of joint operations.

Endnote 7

Includes both minesite sustaining and mine development.

Endnote 8

Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

Endnote 9

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 48 to 61 of Barrick’s second quarter MD&A.

Endnote 10

Includes $121 million of cash, primarily held at Acacia, which may not be readily deployed.

Endnote 11

Amount excludes capital leases and includes Acacia (100% basis).

Endnote 12

Barrick’s share.

BARRICK SECOND QUARTER 2018	13	PRESS RELEASE

Endnote 13

Fourmile Significant Intercepts1

Core Drill Hole[2]	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)
Drill Results From Q2 2018
			656.8 - 667	10.2	9.3
			715.8 - 732.4	16.6	71.6
FM18-01D	288	-70	758 - 761.2 808.9 - 817.5	3.2 8.5	7.43 30.9
			841.1 - 844.1	3	8.93
			891.8 - 894.7	2.9	24.7
FM18-02D	251	-82			no significant intercept
FM18-03D	220	-84	713.8 - 715.2	1.4	25
FM18-04D	254	-75			no significant intercept
FM18-05D	300	-81	737.3 - 740.4	3.1	9.22
			706.8 - 712.4	5.6	17.5
FM18-06D	176	-84	715 - 720.2 723 - 726	5.2 3	12.5 41.1
			828 - 832.1	4.1	92.4
FM18-07D	267	-83	717.5 - 761.2 851.6 - 868.4	42.7 16.8	18.1 57.9
			701.4 - 708.6	7.6	8.68
FM18-09D	80	-61	721.8 - 723.3 754.7 - 756.2	1.5 1.5	5.11 11.4
			760.8 - 765.1	4.3	21.1
			701.7 - 707.8	6.1	30.1
			717.8 - 722.4	4.6	14.5
FM18-16D	42	-70	743.7 - 746.7 749.8 - 752.8	3 3	22.4 39
			772 - 776.6	4.6	20.3
			781.1 - 795.7	13.9	56.8
FM18-17D	10	-80	912.3 - 915.3	3	18.5
Previously-Reported Drill Results
GRC-0427D	NA	-90	666.9 - 672.7 695.3 - 709.6 727.9 - 729.4 921.4 - 927.2	5.8 14.3 1.5 5.8	10.9 31.8 12.2 49.7 [4]
GRC-0435D	NA	-90	702.2 - 707.4	5.2	14.4
FM16-05D	NA	-90	705.6 - 714 726.0 - 727.5	8.4 1.5	30.6 16.6
FM16-01D	NA	-90			no significant intercept
FM16-04D	NA	-90	609.9 - 611.4 616 - 617.5	1.5 1.5	5.95 5.6

BARRICK SECOND QUARTER 2018	14	PRESS RELEASE

Core Drill Hole[2]	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)
FM16-10D	357	-77	695.5 - 697.0 730.6 - 733.6	1.5 3	5.1 5.7
FM17-01D	275	-87	866.9 - 870.5	3.7 [4]	6.1
FM17-01DW1	300	-86	867.1 - 868.8 870.4 - 871.4	1.7 1	25 55.4
FM17-02W1	66	-77			no significant intercept
FM17-03D	70	-88	1178.6 - 1183.5	4.9	11.5
FM17-04D	282	-83			no significant intercept
FM17-05D	278	-80	1132.4 - 1135.9 1157 - 1157.9 1160.4 - 1162.8 1192.4 - 1193.3	3.5 0.9 2.4 0.9	17.6 6.19 5.32 14
FM17-06AW1	96	-84	996.1 - 996.9	0.8	37
FM17-07D	90	-85	684.3 - 687.9	3.6	10.3
FM17-11D	82	-82	690.4 - 691.9 696.5 - 728.6	1.5 32.1 [5]	13.2 13.4 [5]
FM17-12D	350	-82	721.3 - 723.3 736.1 - 741	2 4.9	28.1 21.9
FM17-12W1	5	-81	736.8 - 741.4 856.8 - 862.6	4.6 5.8	19.9 10.9
FM17-13D [7]	324	-82	652.9 - 659.6 662.2 - 664.6	6.7 [6] 2.4	14 [6] 9.8
FM17-14D	49	-79	714.3 - 715.4 804.6 - 806.0 812.1 - 821.9 870.5 - 873.6	1.1 1.4 9.8 3.1	28.1 17.1 16.6 9.97
FM17-15D	21	-82	689.9 - 692.5	2.6	15.7 [4]
FM17-16D	92	-82			no significant intercept
FM17-17D	133	-81	706.8 - 709.2	2.4	18.2
FM17-18D	267	-84	719.2 - 721.5	2.3	9.95
FM18-11D	6	-81			no significant intercept
FM18-15D	0	-78	878.1 - 887.2	9.1	40.8
FM18-21D	173	-82	712.6 - 714.1	1.5	13.4

1 All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.

2 Nomenclature for drillholes (e.g., FM18-01D) is described by FM (i.e., Fourmile) followed by the year (e.g., 18 for 2018) or GRC (i.e., Goldrush Core) with no designation of year.

3 True width of intercepts are uncertain at this stage.

4 Intercept revised from previously-reported result to correct rounding.

5 Intercept adjusted from previously-reported result of 33.7m grading 13.3 g/t to reduce dilution.

6 Intercept adjusted from previously-reported result of 7.9m grading 12.4 g/t to reduce dilution.

7 FM17-13D was initially reported as 11.7m (from 652.9 to 664.6m in depth) grading 10.5 g/t, but that depth range has now been reported as two intervals.

The drilling results for the Fourmile property contained in this press release have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Fourmile property conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2018	15	PRESS RELEASE

Endnote 14

For additional detail regarding Turquoise Ridge, see the Technical Report on the Turquoise Ridge Mine, State of Nevada, U.S.A., dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

Turquoise Ridge Significant Intercepts1

Core Drill Hole	Azimuth	Dip	Interval (m)	Width (m)2	Au (g/t)
TS1802	288	-50	766.3 - 782.4	16.5	16.9
TS1804	295	-76	985.3 - 992.7	6.7	15.3

1 All significant intercepts calculated as being >6 m and >7.7 g/t or >3 m and >15.5 g/t

2 True width of intercepts are uncertain at this stage.

The drilling results for the Turquoise Ridge property contained in this press release have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted in an on site laboratory with quality assurance and quality control procedures performed by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Turquoise Ridge property conform to industry accepted quality control methods.

Endnote 15

Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2017, unless otherwise noted. Goldrush probable reserves of 5.7 million tonnes grading 8.12 g/t, representing 1.5 million ounces of gold. Goldrush measured resources of 140,000 tonnes grading 10.44 g/t, representing 47,000 ounces of gold, and indicated resources 31.4 million tonnes grading 9.27 g/t, representing 9.4 million ounces of gold. Pueblo Viejo proven reserves of 62.1 million tonnes grading 2.67 g/t, representing 5.3 million ounces of gold, and probable reserves of 19.2 million tonnes grading 3.06 g/t, representing 1.9 million ounces of gold. Pueblo Viejo measured resources of 7.8 million tonnes grading 2.39 g/t, representing 598,000 ounces of gold, and indicated resources of 93.9 million tonnes grading 2.47 g/t, representing 7.5 million ounces of gold. Turquoise Ridge proven reserves of 7.1 million tonnes grading 15.56 g/t, representing 3.5 million ounces of gold, and probable reserves of 4.7 million tonnes grading 15.48 g/t, representing 2.3 million ounces of gold. Turquoise Ridge measured resources of 2.9 million tonnes grading 9.03 g/t, representing 855,000 ounces of gold, and indicated resources of 2.2 million tonnes grading 9.37 g/t, representing 651,000 ounces of gold. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found on pages 29-39 of Barrick’s Annual Information Form for the year ended December 31, 2017.

Endnote 16

For additional detail regarding Cortez, see the Technical Report on the Cortez Joint Venture Operations, Lander and Eureka Counties, State of Nevada, U.S.A., dated March 21, 2016, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 28, 2016.

Endnote 17

Operating unit guidance ranges for production reflect expectations at each individual operating unit, but do not necessarily add up to the corporate- wide guidance range total.

Endnote 18

As at June 30, 2018, utilizing option collar strategies, we have protected the downside on approximately 44 million pounds of expected copper production for the second half of 2018 at an average floor price of $3.00 per pound and can participate in the upside on the same amount up to an average of $3.40 per pound. Our remaining copper production is subject to market prices.

Endnote 19

Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

BARRICK SECOND QUARTER 2018	16	PRESS RELEASE

Key Statistics

Barrick Gold Corporation
(in United States dollars)	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Financial Results (millions)
Revenues	$1,712	$2,160	$3,502	$4,153
Cost of sales	1,176	1,277	2,328	2,619
Net (loss) earnings[1]	(94)	1,084	64	1,763
Adjusted net earnings[2]	81	261	251	423
Adjusted EBITDA[2]	657	1,114	1,453	2,033
Total capital expenditures - sustaining[3]	235	320	466	582
Total project capital expenditures[3]	106	83	206	139
Net cash provided by operating activities	141	448	648	943
Free cash flow[2]	(172)	43	9	204
Per share data (dollars)
Net (loss) earnings (basic and diluted)	(0.08)	0.93	0.05	1.51
Adjusted net earnings (basic)[2]	$0.07	$0.22	$0.22	$0.36
Weighted average diluted common shares (millions)	1,167	1,166	1,167	1,166
Operating Results
Gold production (thousands of ounces)[4]	1,067	1,432	2,116	2,741
Gold sold (thousands of ounces)[4]	1,037	1,398	2,108	2,703
Per ounce data
Average spot gold price	$1,306	$1,257	$1,318	$1,238
Average realized gold price[2,4]	1,313	1,258	1,323	1,239
Cost of sales (Barrick’s share)[4,5]	882	726	865	778
All-in sustaining costs[2,4]	856	710	830	739
Cash costs[2,4]	$605	$474	$589	$508
Copper production (millions of pounds)[6]	83	104	168	199
Copper sold (millions of pounds)[6]	74	98	159	191
Per pound data
Average spot copper price	$3.12	$2.57	$3.14	$2.61
Average realized copper price[2,6]	3.11	2.60	3.04	2.68
Cost of sales (Barrick’s share)[6,7]	2.45	1.85	2.25	1.79
C1 cash costs[2,6]	2.10	1.72	1.98	1.69
All-in sustaining costs[2,6]	$3.04	$2.38	$2.81	$2.29
			As at June 30,	As at December 31,
			2018	2017
Financial Position (millions)
Cash and equivalents			$2,085	$2,234
Working capital (excluding cash)			$1,315	$1,184
[1]	Net (loss) earnings represents net (loss) earnings attributable to the equity holders of the Company.

[2]

Adjusted net earnings, adjusted EBITDA, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs, cash costs, C1 cash costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

[3]	Amounts presented on a consolidated accrued basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

[4]

Includes Acacia on a 63.9% basis, Pueblo Viejo on a 60% basis, South Arturo on a 60% basis, and Veladero on a 50% basis from July 1, 2017 onwards, which reflects our equity share of production and sales.

[5]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis excluding Pierina divided by gold ounces sold.

[6]	Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.

[7]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

BARRICK SECOND QUARTER 2018	17	SUMMARY INFORMATION

Production and Cost Summary

	Production
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Gold (equity ounces (000s))
Barrick Nevada[1]	464	741	935	1,262
Turquoise Ridge	69	24	115	79
Pueblo Viejo[2]	123	171	264	314
Veladero[3]	78	72	152	223
Lagunas Norte	65	90	131	178
Acacia[4]	86	134	163	274
Other Mines - Gold[5]	182	200	356	411
Total	1,067	1,432	2,116	2,741

Copper (equity pounds (millions))[6]	83	104	168	199

	Cost of sales per unit (Barrick’s share)
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Gold cost of sales per ounce ($/oz)[7]
Barrick Nevada	$850	$723	$847	$804
Turquoise Ridge	802	853	759	728
Pueblo Viejo	852	586	761	635
Veladero	984	628	1,008	770
Lagunas Norte	657	615	599	595
Acacia	877	756	907	792
Total	$882	$726	$865	$778

Copper cost of sales per pound ($/lb)8	$2.45	$1.85	$2.25	$1.79

	All-in sustaining costs[9]
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Gold all-in sustaining costs ($/oz)
Barrick Nevada[1]	$719	$541	$704	$605
Turquoise Ridge	757	965	733	784
Pueblo Viejo[2]	690	475	625	505
Veladero[3]	946	1,315	976	1,038
Lagunas Norte	662	472	578	451
Acacia[4]	918	835	945	893
Total	$856	$710	$830	$739

Copper all-in sustaining costs ($/lb)[6]	$3.04	$2.38	$2.81	$2.29
[1]	Reflects production and sales from Goldstrike, Cortez, and South Arturo on a 60% basis, which reflects our equity share.

[2]	Reflects production and sales from Pueblo Viejo on a 60% basis, which reflects our equity share.

[3]	Reflects production and sales from Veladero on a 50% basis from July 1, 2017 onwards, which reflects our equity share.

[4]	Reflects production and sales from Acacia on a 63.9% basis, which reflects our equity share.

[5]	Other Mines - Gold includes Golden Sunlight, Hemlo, Porgera on a 47.5% basis and Kalgoorlie on a 50% basis.

[6]	Reflects production and sales from Lumwana, and Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share.

[7]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis excluding Pierina divided by gold equity ounces sold.

[8]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

[9]

All-in sustaining costs is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of this non-GAAP measure to the most directly comparable IFRS measure, please see pages 48 to 61 of our second quarter MD&A.

BARRICK SECOND QUARTER 2018	18	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and six month periods ended June 30, 2018, in comparison to the corresponding prior-year period. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of July 25, 2018, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and six month periods ended June 30, 2018 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 63 to 80. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2017, the related annual MD&A included in the 2017 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) Barrick’s ability to successfully negotiate a new partnership between Acacia Mining plc (“Acacia”) and the Government of Tanzania; (vi) targeted debt and cost reductions; (vii) mine life and production rates; (viii) estimated timing for construction of, and production from, new projects; (ix) the ability of investments in infrastructure and mine exploration drilling to strengthen the quality of Barrick’s production profile; (x) our pipeline of high confidence projects at or near existing operations; (xi) potential mineralization and metal or mineral recoveries; (xii) the adjustment of Barrick’s closure plan for surface infrastructure on the Chilean side of the Pascua-Lama project and continued evaluation of de- risking opportunities; (xiii) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best- in-Class initiatives); (xiv) our ability to convert resources into reserves; (xv) asset sales, joint ventures and partnerships; and (xvi) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown

BARRICK SECOND QUARTER 2018	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best- in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the status of certain tax re-assessments by the Tanzanian government; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017 will be implemented and the impact of these and other legislative changes on Acacia; whether Barrick will successfully negotiate an agreement with respect to the dispute between Acacia and the government of Tanzania and whether Acacia will approve the terms of any such final agreement; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives, targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2018	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

•	“adjusted net earnings”
•	“free cash flow”
•	“EBITDA”
•	“adjusted EBITDA”
•	“cash costs per ounce”
•	“C1 cash costs per pound”
•	“all-in sustaining costs per ounce/pound”
•	“all-in costs per ounce” and
•	“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 48 to 61. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 62. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BARRICK SECOND QUARTER 2018	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Financial and Operating Highlights

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.
[2]	Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Net earnings attributable to equity holders of the Company	($94)	$1,084	$64	$1,763
Per share (dollars)[1]	(0.08)	0.93	0.05	1.51
Adjusted net earnings[2]	81	261	251	423
Per share (dollars)[1,2]	0.07	0.22	0.22	0.36
Operating cash flow	141	448	648	943
Free cash flow[2]	($172)	$43	$9	$204

[1]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share of 1,167 million shares for the three and six months ended June 30, 2018 (2017: 1,166 million shares).
[2]	Adjusted net earnings and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

BARRICK SECOND QUARTER 2018	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting net earnings and adjusted net earnings1 - three months ended June 30, 2018

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

[2]	Primarily consists of general and administrative expenses.
[3]	Estimated impact of foreign exchange.

Net earnings attributable to equity holders of Barrick (“net earnings”) for the second quarter of 2018 were a net loss of $94 million compared with net earnings of $1,084 million in the same prior year period. The significant decrease was largely due to a $689 million ($686 million net of tax) gain on the sale of a 50% interest in the Veladero mine and a $193 million ($192 million net of tax) gain on the sale of a 25% interest in the Cerro Casale project recognized in the second quarter of 2017. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $81 million in the second quarter of 2018 were $180 million lower than the same prior year period. The decrease in adjusted net earnings was primarily due to a decrease in gold sales of 361 thousand ounces as a result of Barrick Nevada’s lower grade and recovery through the oxide mill and roaster, and lower availability due to planned maintenance at the roaster; combined with lower grade at Pueblo Viejo; and lower tonnage processed at Lagunas Norte; partially offset by higher production at Turquoise Ridge. Total gold direct mining costs were in line with the same prior year period. On a per ounce basis, direct mining costs increased primarily due to the impact of fewer gold ounces sold, costs attributable to planned maintenance at the Barrick Nevada roaster and the Pueblo Viejo autoclaves and higher fuel costs. Earnings were also negatively impacted by lower copper sales at Lumwana due to unplanned downtime at the crusher. These factors were partially offset by higher realized gold and copper prices1, lower income tax expense and lower depreciation as a result of lower sales volumes. Lower income tax expense resulted from lower earnings, but this was partially offset by an increase in our second quarter effective tax rate from 46% in 2017 to 48% in 2018 to bring our 2018 full year effective tax rate to 44%. The planned maintenance shutdowns at the Barrick Nevada roaster and the Pueblo Viejo autoclaves were successfully optimized, reflecting our focus on increasing the overall availability of our processing facilities by consolidating work and extending the time between planned maintenance activities.

Significant adjusting items (pre-tax and non-controlling interest effects) in the second quarter of 2018 include:

•	$75 million in foreign currency translation losses primarily related to the significant weakening of the Argentine peso;
•	$59 million in net impairment charges primarily related to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania; and
•	$43 million in other expense adjustments, including $28 million relating to staffing reductions and office closures associated with the implementation of our decentralized operating model.

Refer to page 49 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK SECOND QUARTER 2018	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting net earnings and adjusted net earnings1 - six months ended June 30, 2018

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

[2]	Primarily consists of a decrease in finance costs as a result of debt reduction activities.
[3]	Estimated impact of foreign exchange.

Net earnings attributable to equity holders of Barrick (“net earnings”) for the first half of 2018 were $64 million compared with $1,763 million in the same prior year period. The significant decrease was primarily due to $1,120 million of net impairment reversals ($518 million net of tax and non-controlling interest) recorded in the first quarter of 2017 as a result of the indicative fair value of the Cerro Casale project related to our divestment of 25% of the project. This was combined with a $689 million ($686 million net of tax and non-controlling interest) gain on the sale of a 50% interest in the Veladero mine and a $193 million ($192 million net of tax and non-controlling interest) gain on the sale of a 25% interest in the Cerro Casale project recognized in the second quarter of 2017. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $251 million in the first half of 2018 were 41% lower than the same prior year period. The decrease in adjusted net earnings was primarily due to lower gold sales of 595 thousand ounces as a result of Barrick Nevada’s lower grade and recovery through the oxide mill and roaster, and lower availability due to planned maintenance at the roaster; combined with lower grade at Pueblo Viejo; and lower tonnage processed at Lagunas Norte; partially offset by higher production at Turquoise Ridge. On a per ounce basis, direct mining costs increased primarily due to the impact of fewer gold ounces sold, costs attributable to planned maintenance at the Barrick Nevada roaster and the Pueblo Viejo autoclaves and higher fuel costs. Earnings were also negatively impacted by lower copper sales at Lumwana due to unplanned downtime at the crusher. These factors were partially offset by higher realized gold and copper prices1, lower income tax expense and lower depreciation as a result of lower sales volumes.

Significant adjusting items (pre-tax and non-controlling interest effects) in the first half of 2018 include:

•	$90 million in foreign currency translation losses primarily related to the significant weakening of the Argentine peso;
•	$62 million in significant tax adjustments including the Dominican Republic tax audit;
•	$61 million in net impairment charges primarily related to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania;
•

$37 million in other expense adjustments, including $28 million relating to staffing reductions and office closures associated with the implementation of our decentralized operating model; partially offset by

•	$48 million gain primarily relating to the sale of a non-core royalty asset at Acacia.

Refer to page 49 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK SECOND QUARTER 2018	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended June 30, 2018

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

[2]

Other primarily includes the negative impacts on free cash flow attributable to exploration, evaluation and project costs and general and administrative expenses, partially offset by a decrease in finance costs as a result of debt reduction activities.

In the second quarter of 2018, we generated $141 million in operating cash flow, compared to $448 million in the same prior year period. The decrease of $307 million was primarily due to lower gold sales as a result of Barrick Nevada’s lower grade and recovery through the oxide mill and roaster, and lower availability due to planned maintenance at the roaster; combined with lower grade at Pueblo Viejo; and lower tonnage processed at Lagunas Norte; partially offset by higher production at Turquoise Ridge. Total gold direct mining costs were in line with the same prior year period. On a per ounce basis, direct mining costs increased primarily due to the impact of fewer gold ounces sold, costs attributable to planned maintenance at the Barrick Nevada roaster and the Pueblo Viejo autoclaves and higher fuel costs. Earnings were also negatively impacted by lower copper sales at Lumwana due to unplanned downtime at the crusher. These factors were partially offset by higher realized gold and copper prices1 of $1,313 per ounce and $3.11 per pound, respectively, in the second quarter of 2018 compared to $1,258 per ounce and $2.60 per pound, respectively, in the same prior year period, a decrease in cash taxes paid and cash interest paid.

In the second quarter of 2018, we generated negative free cash flow1 of $172 million compared to positive free cash flow1 of $43 million in the same prior year period. The decrease primarily reflects lower operating cash flows, partially offset by lower capital expenditures. In the second quarter of 2018, capital expenditures on a cash basis were $313 million compared to $405 million in the second quarter of 2017. The decrease in capital expenditures of $92 million is primarily due to the timing of activities leading to a decrease in sustaining capital expenditures, partially offset by an increase in project capital expenditures as we invest in the future of our business, including Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, and the Deep South Expansion in Barrick Nevada as well as the construction of the third shaft at Turquoise Ridge.

BARRICK SECOND QUARTER 2018	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting Operating Cash Flow and Free Cash Flow1 - six months ended June 30, 2018

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

[2]

Other primarily includes the negative impacts on free cash flow attributable to exploration, evaluation and project costs and general and administrative expenses, partially offset by a decrease in finance costs as a result of debt reduction activities.

In the first half of 2018, we generated $648 million in operating cash flow, compared to $943 million in the same prior year period. The decrease of $295 million is primarily due to lower gold sales volume as a result of Barrick Nevada’s lower grade and recovery through the oxide mill and roaster, and lower availability due to planned maintenance at the roaster; combined with lower grade at Pueblo Viejo; and lower tonnage processed at Lagunas Norte; partially offset by higher production at Turquoise Ridge. On a per ounce basis, direct mining costs increased primarily due to the impact of fewer gold ounces sold, costs attributable to planned maintenance at the Barrick Nevada roaster and the Pueblo Viejo autoclaves and higher fuel costs. Earnings were also negatively impacted by lower copper sales at Lumwana due to unplanned downtime at the crusher. These factors were partially offset by higher realized gold and copper prices1 of $1,323 per ounce and $3.04 per pound, respectively, in the first half of 2018 compared to $1,239 per ounce and $2.68 per pound, respectively, in the same prior year period, a decrease in cash taxes paid and cash interest paid.

Free cash flow1 for the first half of 2018 was $9 million, compared to $204 million in the same prior year period, reflecting lower operating cash flows, offset by lower capital expenditures. In the first half of 2018, capital expenditures on a cash basis were $639 million compared to $739 million in the same prior year period primarily as a result of the timing of activities leading to a decrease in sustaining capital expenditures, partially offset by an increase in project capital expenditures as we invest in the future of our business, including Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, and the Deep South Expansion in Barrick Nevada as well as the construction of the third shaft at Turquoise Ridge.

BARRICK SECOND QUARTER 2018	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Debt Management

On July 17, 2018, Barrick completed a make-whole repurchase of the approximately $629 million of outstanding principal on the 4.40% Notes due 2021 and will incur a loss on debt extinguishment of $30 million, which will be recognized in the third quarter of 2018. The debt repayment is expected to result in an annualized interest saving of approximately $28 million.

Organizational Changes

During the second quarter of 2018, we implemented a number of organizational reductions to advance the implementation of our decentralized operating model. Under this model, our aim is to have a small, high-quality head office focused on setting strategy, allocating capital and talent, performance management, and fulfilling the obligations of a public company. All other tasks are delegated to the operating level where leaders are empowered to manage their business to maximize long term value. We completed an extensive review of all positions sitting above operations, reallocating roles where appropriate, eliminating those no longer required and the closure of some of our smaller offices.

Senior Management Changes

On July 23, 2018, Barrick announced that Kelvin Dushnisky, currently Barrick’s President, will be leaving the Company at the end of August. The Company intends to announce a successor in due course.

Hemlo Royalty Acquisition

In July 2018, Barrick acquired a 2.5% Gross Revenue Royalty for $14.9 million on certain surface and mineral lands adjacent to the Hemlo property in Ontario which was originally granted to Newmont Mining Corporation as part of the land acquisition in 2015. The royalty covers approximately 37% of Barrick’s overall land holding at Hemlo and includes large highly prospective areas immediately west of the current operation. Drilling up to 800m beyond the limits of the existing resource has partly validated that ore grade mineralization is continuous. The area covered by the royalty could represent potentially significant mine life extensions.

Investment in Midas Gold

On May 9, 2018, we announced the acquisition of 46.55 million common shares, representing approximately 19.9 percent of issued and outstanding common shares of Midas Gold Corporation in a non-brokered private placement for total consideration of $38 million. Upon acquisition of the shares, we have accounted for our interest as other investments with future changes in fair value recorded in other comprehensive income.

BARRICK SECOND QUARTER 2018	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2018 Outlook

We are maintaining our 2018 consolidated gold production guidance of 4.5-5.0 million ounces, at a cost of sales4 of $810-$850 per ounce, cash costs1 of $540-$575 per ounce, and all-in sustaining costs1 of $765-$815 per ounce. We expect gold production to be higher in the second half of the year following the completion of major planned maintenance shutdowns in the first half of 2018, along with reduced development and stripping in the second half of the year. Lower full year production from Porgera and Kalgoorlie is expected to be offset by our increased confidence in Barrick Nevada’s production, thereby keeping full year production guidance unchanged.

Costs are expected to be lower in the second half of 2018, reflecting increased production from our lower-cost operations at Barrick Nevada and Pueblo Viejo, with higher grades and increased throughput following the completion of scheduled maintenance. Full processing capacity has been restored at the Porgera Joint Venture earlier than our initial expectations, following the earthquake that struck Papua New Guinea on February 26, 2018.

We are adjusting our 2018 copper production guidance to 345-410 million pounds, compared to our initial guidance of 385-450 million pounds. We also expect copper cost of sales per pound4 to be $2.00-$2.30, C1 cash costs1 to be $1.80-$2.00 per pound, and all-in sustaining costs1 to be $2.55-$2.85 per pound. This compares to initial guidance of $1.80-$2.10 per pound, $1.55-$1.75 per pound, and $2.30-$2.60 per pound, respectively. The revisions to our copper production and cost guidance primarily reflect operational challenges at Lumwana in the first half of the year. We expect higher production at Lumwana in the second half of 2018, driven by a steady improvement in grade and improved crusher reliability.

Total attributable capital expenditure guidance for 2018 remains unchanged at $1.40-$1.60 billion, including mine site sustaining capital of $950 million-$1.1 billion, and project capital expenditures of $450-$550 million.

We are maintaining our 2018 full year general and administrative expense guidance, as our expected savings are offset by approximately $30 million of severance expense. We are adjusting our effective income tax rate guidance to 44%-46%, compared to our initial guidance of 41%-43%, reflecting lower spot prices and sales mix variance.

Financial Fuel Hedge Summary
	Barrels (thousands)	Average price	% of total expected exposure	Impact of $10 change in fuel price on pre-tax earnings (USD millions)[1]
2018	615	78	25%	$19
[1]	Includes the impact of hedges currently in place.

Outlook ($ millions, except per ounce/pound data)	2018 Estimate
Gold production (millions of ounces)	4.50 - 5.00
Gold unit production costs
Cost of sales - gold ($ per oz)	810 - 850
Cash costs ($ per oz)[1]	540 - 575
Depreciation ($ per oz)	240 - 260
All-in sustaining costs ($ per oz)[1]	765 - 815
Copper production (millions of pounds)	345 - 410
Copper unit production costs
Cost of sales - copper ($ per lb)	2.00 -2.30
C1 cash costs ($ per lb)[1]	1.80 -2.00
Depreciation ($ per lb)	0.40 -0.50
Copper all-in sustaining costs ($ per lb)[1]	2.55 -2.85
Exploration and project expenses	325 - 405
Exploration and evaluation	185 - 225
Project expenses	140 - 180
General and administrative expenses	~340
Corporate administration	~275
Stock-based compensation[2]	~30
Acacia[3]	~35
Other expense	80 - 100
Finance costs	500 - 550
Attributable capital expenditures:
Attributable minesite sustaining	950 -1,100
Attributable project	450 - 550
Total attributable capital expenditures[4]	1,400 -1,600
Effective income tax rate[5]	44% - 46%
Key Assumptions
Gold Price ($/ounce)	$1,300
Copper Price ($/pound)	$2.75
Oil Price (WTI) ($/barrel)	$65
AUD Exchange Rate	$0.75
ARS Exchange Rate	21.00
CAD Exchange Rate	$1.25
CLP Exchange Rate	600
[1]

Cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

[2]	Based on US$14.50 share price and excludes Acacia.
[3]	Includes stock-based compensation based on £1.90 share price or ~US$2.50 share price.
[4]	2018 Guidance includes our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia, our 50% share of Zaldívar and Jabal Sayid and our share of joint operations.
[5]	Based on spot gold price as at June 30, 2018.

Copper Contracts
	Pounds (millions)	Average floor rate	Average cap rate	% of total expected exposure
2018	44	3.00	3.40	20%

BARRICK SECOND QUARTER 2018	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Gold
000s oz sold[1]	1,037	1,398	2,108	2,703
000s oz produced[1]	1,067	1,432	2,116	2,741
Revenue	$1,562	$2,003	$3,205	$3,830
Market price[2]	1,306	1,257	1,318	1,238
Realized price[2,3]	$1,313	$1,258	$1,323	$1,239
Copper	74	98	159	191
millions lbs sold[1]
millions lbs produced[1]	83	104	168	199
Revenue	$112	$125	$223	$250
Market price[2]	3.12	2.57	3.14	2.61
Realized price[2,3]	3.11	2.60	3.04	2.68
Other sales	38	32	74	73
Total revenue	$1,712	$2,160	$3,502	$4,153
[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid.
[2]	Per ounce/pound weighted average.
[3]

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

For the three and six month periods ended June 30, 2018, gold revenues were down 22% and 16%, respectively, compared to the same prior year periods primarily due to lower gold sales, slightly offset by higher realized gold prices1. The average market price for the three and six month periods ended June 30, 2018 was $1,306 and $1,318 per ounce, respectively, versus $1,257 and $1,238 per ounce, respectively, for the same prior year periods. During the second quarter of 2018, the gold price ranged from $1,246 per ounce to $1,365 per ounce and closed the quarter at $1,250 per ounce. Gold prices in the quarter were influenced by global political uncertainty, including concerns regarding trade disputes, a strengthening of the trade-weighted US dollar to near one-year highs, and fluctuations in US long term interest rates.

Gold Production Variance (000s oz) - three months ended

June 30, 2018

For the three and six month periods ended June 30, 2018, gold production was 365 thousand and 625 thousand ounces lower, respectively, than the same prior year periods. Excluding the impact of the 50% divestment in the Veladero mine on June 30, 2017, gold production for the three and six month periods ended June 30, 2018 decreased by 328 thousand ounces or 24% and 513 thousand ounces or 20%, respectively, compared to the same prior year periods. This decrease is mainly due to Barrick Nevada’s lower grade and recovery through the oxide mill and roaster, and lower availability due to planned maintenance at the roaster; combined with lower grade at Pueblo Viejo; and lower tonnage processed at Lagunas Norte. This was partially offset by an increase in production at Turquoise Ridge. Production in the three months ended June 30, 2017 was negatively affected by the temporary restriction on the addition of new cyanide to the leach pad at Veladero in the second quarter of 2017.

Copper revenues for the three and six month periods ended June 30, 2018 decreased by 10% and 11%, respectively, compared to the same prior year periods primarily due to a decline in copper sales volume, partially offset by higher realized copper price1. The average market price for the three and six month periods ended June 30, 2018 was $3.12 and $3.14 per pound, respectively, versus $2.57 and $2.61 per pound, respectively, for the same prior year periods. For the six month period ended June 30, 2018, the realized copper price1 was lower than the market copper price as a result of the impact of negative provisional pricing adjustments recorded in the first quarter of 2018. During the second quarter of 2018, the copper price ranged from $2.99 per pound to $3.33 per pound and closed the quarter at $3.01 per pound. In June 2018, the copper price reached four-year highs due to strong global economic data, increases in the price of other base metals, and concerns over potential supply disruptions from labor actions. However,

BARRICK SECOND QUARTER 2018	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

copper prices subsequently fell to year-to-date lows due to a strengthening US dollar, a weakening Chinese yuan, and concerns over global trade due to tariff actions. As at June 30, 2018, using option collar strategies, we have protected the downside on approximately 44 million pounds of expected copper production for the second half of 2018 at an average floor price of $3.00 per pound and can participate in the upside on the same amount up to an average of $3.40 per pound. Our remaining copper production is subject to market prices.

Copper production for the three and six month periods ended June 30, 2018, decreased by 21 million pounds and 31 million pounds, respectively, compared to the same prior year periods. The decrease is mainly as a result of lower production at Lumwana of 17 million pounds or 27% and 27 million pounds or 22%, respectively, due to crusher availability issues, combined with lower head grade and recoveries as compared to the same prior year periods. This was further impacted by a decrease in production at Zaldívar of 5 million pounds or 18% and 10 million pounds or 18%, respectively, attributed to lower tonnes processed from the heap leach due to interruptions to stacking as a result of crusher and conveyor issues. This was partially offset by an increase in production at Jabal Sayid of 1 million pounds and 6 million pounds, respectively, due to higher mined grade and recoveries as the flotation system was installed and reached final commissioning of reagent control and higher throughput as the site was ramping up in the same prior year periods. Copper sales were slightly lower than production primarily as a result of the impact of shipping delays at Jabal Sayid, which have been resolved.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Gold
Direct mining costs	$716	$718	$1,406	$1,512
Depreciation	290	383	588	768
Royalty expense	43	49	93	100
Community relations	9	9	17	17
Cost of sales	$1,058	$1,159	$2,104	$2,397
Cost of sales (per oz)[1]	882	726	865	778
Cash costs[2,3]	605	474	589	508
All-in sustaining costs[2,3]	856	710	830	739
Copper
Cost of sales	$108	$102	$204	$184
Cost of sales (per lb)[1]	2.45	1.85	2.25	1.79
C1 cash costs[2,3]	2.10	1.72	1.98	1.69
All-in sustaining costs[2,3]	$3.04	$2.38	$2.81	$2.29
[1]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

[2]	Per ounce/pound weighted average.
[3]

Cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

For the three and six month periods ended June 30, 2018, cost of sales applicable to gold was 9% and 12% lower, respectively, than the same prior year periods primarily due to a decrease in sales volume driving lower direct mining costs and depreciation expense. On a per ounce basis, cost of sales applicable to gold4 was 21% and 11% higher, respectively, than the same prior year periods increased primarily due to the impact of fewer gold ounces sold, higher direct mining costs attributable to planned maintenance at the Barrick Nevada roaster and the Pueblo Viejo autoclaves and higher fuel costs. Cost of sales applicable to gold at Hemlo on a per ounce basis was higher than the same prior year periods as a result of lower grade ore processed, the impact of fewer units sold, and higher maintenance parts and supplies. This was further impacted by higher royalty expenses on a per ounce basis as a result of an increase in realized gold prices1.

For the three and six month periods ended June 30, 2018 , gold all-in sustaining costs1 were up $146 and $91 per ounce, respectively, or 21% and 12%, compared to the

BARRICK SECOND QUARTER 2018	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

same prior year periods primarily due to an increase in direct mining costs as discussed above.

For the three and six month periods ended June 30, 2018, cost of sales applicable to copper was 6% and 11% higher, respectively, than the same prior year periods primarily due to higher processing and mining costs relating to contracted services, fuel and consumable costs, combined with additional repairs and maintenance expense associated with the crusher availability issues at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper4, after including our proportionate share of cost of sales at our equity method investees, increased 32% and 26%, respectively, compared to the same prior year periods primarily due to higher processing and repairs and maintenance expense associated with the crusher availability issues at Lumwana, higher unit production costs as a result of lower sales volume at Zaldívar, and higher processing and mining costs relating to consumables, labor and maintenance costs at Jabal Sayid as the site was ramping up in the same prior year period.

For the three and six month periods ended June 30, 2018, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investments, were 28% and 23% higher, respectively, than the same prior year periods primarily reflecting the higher direct mining costs applicable to copper.

Capital Expenditures1

($ millions)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Minesite sustaining[2]	$235	$320	$466	$582
Project capital expenditures[3]	106	83	206	139
Total consolidated capital expenditures	$341	$403	$672	$721
Attributable consolidated capital expenditures[4]	$332	$393	$658	$703
[1]	These amounts are presented on a 100% accrued basis, except for attributable consolidated capital expenditures.
[2]	Includes both minesite sustaining and mine development.
[3]	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]	These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

For the three and six month periods ended June 30, 2018, total consolidated capital expenditures on an accrued basis decreased by 15% and 7%, respectively, compared to the same prior year periods. This decrease is primarily due to a decrease of 27% and 20%, respectively, in minesite sustaining capital expenditures mainly due to the divestment of 50% of the Veladero mine as at June 30, 2017. This was further impacted by a decrease at Barrick

Nevada due to the completion of the autoclave thiosulfate water treatment plant conversion and digitization initiatives, such as short interval control that occurred in the same prior year periods. This was partially offset by increases in project capital expenditures of 28% and 48%, respectively, as a result of greater spending incurred at Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, and the Deep South Expansion in Barrick Nevada and construction of the third shaft at Turquoise Ridge.

General and Administrative Expenses

($ millions)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Corporate administration[1]	$77	$56	$116	$91
Stock-based compensation[2]	11	1	15	21
Acacia	5	(12)	10	5
General & administrative expenses	$93	$45	$141	$117
[1]	For the three and six months ended June 30, 2018, corporate administration costs include approximately $25 million and $28 million, respectively, of severance costs (2017: $nil and $2 million).
[2]	Based on US$13.13 share price as at June 30, 2018 (2017: US$15.91) and excludes Acacia.

For the three and six month periods ended June 30, 2018, general and administrative expenses were $48 million and $24 million higher, respectively, than the same prior year periods. Corporate administration was higher in the current period primarily due to severance costs as a result of a number of organizational reductions to advance the implementation of our decentralized operating model including the closure of some of our smaller offices. For the three and six month periods ended June 30, 2018, stock-based compensation was higher than prior year as the share price was relatively stable in the current year compared to a decrease in the same prior year periods.

BARRICK SECOND QUARTER 2018	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration, Evaluation and Project Expenses

($ millions)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Global exploration and evaluation	$36	$37	$66	$66
Advanced project costs:
Pascua-Lama	25	19	48	41
Other	10	1	14	7
Corporate development	7	1	12	5
Business improvement and innovation	5	7	10	14
Global exploration and evaluation and project expense	$83	$65	$150	$133
Minesite exploration and evaluation	14	16	20	23
Total exploration, evaluation and project expenses	$97	$81	$170	$156

Exploration, evaluation and project expenses for the three and six month periods ended June 30, 2018 increased by $16 million and $14 million, respectively, compared to the same prior year periods. The increase is primarily due to a $9 million and $7 million increase, respectively, in other advanced project costs mainly relating to the pre-oxidation heap leach pad project and pilot flotation plant at Pueblo Viejo. This was further impacted by a $6 million and $7 million increase, respectively, of corporate development costs, combined with a $6 million and $7 million increase, respectively, in project costs at Pascua-Lama including the optimization study and water projects.

Finance Costs, Net

($ millions)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Interest expense[1]	$115	$132	$232	$267
Accretion	22	21	42	37
Loss on debt extinguishment	—	26	—	26
Other finance costs	2	(2)	3	1
Finance income	(3)	(4)	(8)	(8)
Finance costs, net	$136	$173	$269	$323
[1]	For the three and six months ended June 30, 2018, interest expense includes approximately $25 million and $49 million of non-cash interest expense relating to the gold and silver streaming agreements with Wheaton Precious Metals Corp. and Royal Gold, Inc. (2017: $25 million and $50 million, respectively).

For the three and six month periods ended June 30, 2018, net finance costs were $37 million and $54 million lower, respectively, than the same prior year periods, primarily due to lower interest expense as a result of debt reductions made in the prior year, combined with the cost of debt extinguishment in the second quarter of 2017.

Additional Significant Statement of Income Items

($ millions)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Impairment charges (reversals)	$59	($5)	$61	($1,130)
Loss on currency translation	75	32	90	35
Other expense (income)	$38	($839)	$39	($837)

Impairment Charges (Reversals)

For the three and six month periods ended June 30, 2018, net impairment charges were $59 million and $61 million, respectively, compared to net impairment reversals of $5 million and $1,130 million, respectively, in the same prior year periods. In the second quarter of 2018, the net impairment charges primarily relate to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania. In the first quarter of 2017, we recognized an impairment reversal of $1,120 million at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017. For a further breakdown of impairment charges and reversals, refer to note 13 of the Financial Statements.

BARRICK SECOND QUARTER 2018	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Loss on Currency Translation

Loss on currency translation for the three and six month periods ended June 30, 2018 increased by $43 million and $55 million, respectively, compared to the same prior year periods. The increase is primarily due to unrealized foreign currency translation losses relating to the Argentine peso, which depreciated in the current year period, and devalues our peso denominated VAT receivable balances. During the quarter, a strengthening US dollar and increasing Treasury yields prompted investors to reduce holdings of risky assets. Along with inflation pressures in the country, this led to a significant weakening of the Argentine peso that was only slowed late in the second quarter by a loan agreement between the International Monetary Fund (IMF) and Argentina.

Other Expense (Income)

For the three and six month periods ended June 30, 2018, other expense increased by $877 million and $876 million, respectively, compared to the same prior year periods, mainly due to the gains of $689 million related to the sale of a 50% interest in the Veladero mine and $193 million related to the sale of a 25% interest in the Cerro Casale project in the second quarter of 2017. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $116 million in the second quarter of 2018. The underlying effective tax rate for ordinary income in the second quarter of 2018 was 48% after adjusting for the impact of the Dominican Republic tax audit; the net impact of foreign currency translation losses on deferred tax balances; the impact of impairment (reversals) charges; the impact of asset sales and non- hedge derivatives; the impact of non-deductible foreign exchange losses; and the impact of other expense adjustments. The unadjusted tax rate for income in the second quarter of 2018 was 290% of the income before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

BARRICK SECOND QUARTER 2018	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at June 30, 2018	As at December 31, 2017
Total cash and equivalents	$2,085	$2,234
Current assets	2,490	2,450
Non-current assets	20,547	20,624
Total Assets	$25,122	$25,308
Current liabilities excluding short-term debt	$1,480	$1,688
Non-current liabilities excluding long-term debt[1]	6,144	6,130
Debt (current and long-term)	6,392	6,423
Total Liabilities	$14,016	$14,241
Total shareholders’ equity	9,356	9,286
Non-controlling interests	1,750	1,781
Total Equity	$11,106	$11,067
Total common shares outstanding (millions of shares)[2]	1,167	1,167
Key Financial Ratios:
Current ratio[3]	2.12:1	2.68:1
Debt-to-equity[4]	0.58:1	0.58:1
[1]	Non-current financial liabilities as at June 30, 2018 were $6,202 million (December 31, 2017: $6,844 million).
[2]	Total common shares outstanding do not include 1.0 million stock options.
[3]	Represents current assets divided by current liabilities (including short-term debt) as at June 30, 2018 and December 31, 2017.
[4]	Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2018 and December 31, 2017.

Balance Sheet Review

Total assets were $25.1 billion at June 30, 2018, in line with total assets at December 31, 2017. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable and other government transaction and joint venture related receivables, and cash and equivalents.

Total liabilities at June 30, 2018 totaled $14.0 billion; also consistent with total liabilities at December 31, 2017. Our liabilities are primarily comprised of debt, other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders’ Equity

As at July 17, 2018	Number of shares
Common shares	1,167,158,762
Stock options	999,467

Financial Position and Liquidity

Total cash and cash equivalents as at June 30, 2018 were $2.1 billion3. Our capital structure comprises a mix of debt and shareholders’ equity. As at June 30, 2018, our total debt was $6.4 billion (debt net of cash and equivalents was $4.3 billion) and our debt-to-equity ratio was 0.58:1. This compares to debt as at December 31, 2017 of $6.4 billion (debt net of cash and equivalents was $4.2 billion), and a debt-to-equity ratio of 0.58:1.

On July 17, 2018, we completed a make-whole repurchase of the outstanding $629 million of principal of the 4.40% notes due 2021, which has reduced our total debt to below $5.8 billion subsequent to quarter end. Future debt repayments will be completed using cash flow from operations and cash on hand. Having materially strengthened the balance sheet, Barrick does not intend to sell further assets for the purposes of debt repayment. Any proceeds resulting from further portfolio optimization will be reinvested back into our business to enhance our project pipeline or returned to shareholders.

Uses of cash for the remainder of 2018 includes capital commitments of $96 million and we expect to incur attributable sustaining and project capital expenditures of approximately $750 to $950 million during the second half of the year, based on our guidance range on page 28. For the remainder of 2018 we have contractual obligations and commitments of $362 million in purchase obligations for supplies and consumables and $5 million in derivative liabilities which will form part of operating costs. In addition, we have $181 million in interest payments and other amounts as detailed in the table on page 46. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio

BARRICK SECOND QUARTER 2018	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

optimization and the creation of new joint ventures and partnerships; issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; and drawing the $4.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing).

Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. In March 2018, Moody’s and S&P each upgraded their ratings on our long-term debt, from Baa3 to Baa2 and from BBB- to BBB, respectively. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.28:1 as at June 30, 2018 (0.27:1 as at December 31, 2017).

Summary of Cash Inflow (Outflow)

In the second quarter of 2018, we generated $141 million in operating cash flow, compared to $448 million in the same prior year period. The decrease of $307 million was primarily due to lower gold sales due to Barrick Nevada’s lower grade and recovery through the oxide mill and roaster, and lower availability due to planned maintenance at the roaster; combined with lower grade at Pueblo Viejo; and lower tonnage processed at Lagunas Norte; partially offset by an increase in production at Turquoise Ridge. This was further impacted by higher cost of sales per ounce, and slightly offset by higher realized gold and copper prices1, a decrease in cash taxes paid and cash interest paid.

Cash outflows from investing activities in the second quarter of 2018 were $347 million compared to cash inflows of $556 million in the same prior year period. The change of $903 million is primarily due to the proceeds from the divestiture of our 50% interest in Veladero in the second quarter of 2017. Also impacting cash flow from investing activities was lower capital expenditures during the second quarter of 2018 as compared to the same prior year period.

Net financing cash outflows for the second quarter of 2018 amounted to $92 million, compared to $355 million in the same prior year period. The lower outflows primarily relate to lower debt repayments in the second quarter of 2018, partially offset by higher disbursements to non-controlling interests.

($ millions)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Net cash provided by operating activities	$141	$448	$648	$943
Investing activities
Capital expenditures	($313)	($405)	($639)	($739)
Divestitures	—	960	—	960
Other	(34)	1	8	4
Total investing inflows/(outflows)	($347)	$556	($631)	$225
Financing activities
Net change in debt[1]	($8)	($305)	($31)	($485)
Dividends	(32)	(32)	(63)	(63)
Other	(52)	(18)	(70)	(85)
Total financing inflows/(outflows)	($92)	($355)	($164)	$633
Effect of exchange rate	(1)	—	(2)	2
Increase/(decrease) in cash and equivalents	($299)	$649	($149)	$537
1

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

OPERATING SEGMENTS PERFORMANCE

Review of Operating Segments Performance

Barrick’s business is organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker, the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments is four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK SECOND QUARTER 2018	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick Nevada1, Nevada USA

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2018	2017	% Change	2018	2017	% Change
Total tonnes mined (000s)	46,284	57,222	(19)%	99,014	105,654	(6)%
Open pit	45,570	56,512	(19)%	97,581	104,218	(6)%
Underground	714	710	1%	1,433	1,436	— %
Average grade (grams/tonne)
Open pit mined	3.84	3.71	4%	3.13	2.95	6%
Underground mined	9.88	10.49	(6)%	9.85	10.48	(6)%
Processed	3.18	4.25	(25)%	3.21	3.48	(8)%
Ore tonnes processed (000s)	5,530	5,931	(7)%	10,872	12,803	(15)%
Oxide mill	1,195	1,243	(4)%	2,257	2,297	(2)%
Roaster	1,003	1,191	(16)%	2,228	2,343	(5)%
Autoclave	1,297	1,148	13%	2,352	2,180	8%
Heap leach	2,035	2,349	(13)%	4,035	5,983	(33)%
Gold produced (000s oz)	464	741	(37)%	935	1,262	(26)%
Oxide mill	181	379	(52)%	349	580	(40)%
Roaster	173	228	(24)%	380	447	(15)%
Autoclave	68	80	(15)%	122	139	(12)%
Heap leach	42	54	(22)%	84	96	(13)%
Gold sold (000s oz)	444	731	(39)%	906	1,262	(28)%
Segment revenue ($ millions)	$585	$921	(36)%	$1,199	$1,567	(23)%
Cost of sales ($ millions)	377	529	(29)%	768	1,016	(24)%
Segment income ($ millions)	193	378	(49)%	413	526	(21)%
Segment EBITDA ($ millions)[2]	332	630	(47)%	700	985	(29)%
Capital expenditures ($ millions)	149	183	(19)%	295	313	(6)%
Minesite sustaining	71	107	(34)%	144	188	(23)%
Project	78	76	3%	151	125	21%
Cost of sales (per oz)	850	723	18%	847	804	5%
Cash costs (per oz)[2]	534	377	42%	529	439	21%
All-in sustaining costs (per oz)[2]	719	541	33%	704	605	16%
All-in costs (per oz)[2]	$897	$647	39%	$873	$707	23%
[1]	Includes our 60% share of South Arturo.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

Financial Results

Barrick Nevada’s segment income for the three and six month periods ended June 30, 2018 was 49% and 21% lower, respectively, than the same prior year periods primarily due to a decrease in sales volume, partially offset by a decrease in cost of sales and higher realized gold prices1.

Gold production for the three and six month periods ended June 30, 2018, was 37% and 26% lower, respectively, compared to the same prior year periods. At the oxide mill, lower grade and recovery came from the Cortez Hills open pit (“CHOP”), which is transitioning from primarily oxide material to a mix of refractory and oxide ore as mining advances deeper into the pit, combined with harder ores reducing throughput rates compared to prior year periods. At the roaster facility, lower grades were processed from Cortez Hills underground (“CHUG”), Goldstrike open pit, Arturo phase 2, and Goldstrike underground, partially offset by an increase in CHOP refractory ounces. In addition, there was lower roaster throughput due to the scheduled maintenance shutdown in the second quarter of 2018. At the autoclave, lower recoveries were due to the available stockpile ore that was processed, partially offset by increased throughput due to plant optimization. Leach tonnes placed were lower in the current period due to lower leach tonnes mined as CHOP advances deeper into the pit.

Cost of sales per ounce4 for the three and six month periods ended June 30, 2018 were $127 and $43 per ounce higher, respectively, than the same prior year periods mainly due to the impact of lower sales volume on unit production costs, and higher direct mining costs

BARRICK SECOND QUARTER 2018	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

mainly due to higher roaster maintenance costs from the scheduled maintenance downtime and higher fuel prices, partially offset by lower autoclave reagent usage driven by differences in ore blending. CHUG’s mining cost per tonne has decreased by 16% year-over-year due to improvements from digitization initiatives combined with an increase in bulk mining. For the three and six month periods ended June 30, 2018, all-in sustaining costs1 increased by $178 and $99 per ounce, respectively, compared to the same prior year periods. The increases were primarily due to the impact of lower sales volume on unit production costs and higher direct mining costs, partially offset by lower minesite sustaining capital expenditures.

Capital expenditures for the three and six month periods ended June 30, 2018, decreased by 19% and 6%, respectively, from the same prior year periods due to lower minesite sustaining capital expenditures, partially offset by higher project expenditures. Lower minesite sustaining capital expenditures is attributed to the completion of the autoclave thiosulfate water treatment plant conversion and digitization initiatives, such as short interval control, at CHUG that occurred in the same prior year periods. Due to the success of the short interval control project at Cortez, it is being rolled out at Goldstrike underground. Higher project capital expenditures are attributed to higher capitalized stripping at Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, and the Deep South Expansion.

Outlook

We now expect 2018 production to be in the narrowed range of 2,100 to 2,255 thousand ounces compared to the previous range of 2,000 to 2,255 thousand ounces. We expect cost of sales4 to remain in the range of $760 to $810 per ounce. We continue to expect cash costs1 to be in the range of $470 to $530 per ounce and all-in sustaining costs1 to be between $610 to $660 per ounce.

We expect sustaining capital to be higher in the third quarter as the North American construction season continues to ramp up, slightly offset by reduced stripping at Goldstrike open pit. Production is expected to increase in the second half as major scheduled maintenance at the Barrick Nevada roaster has been completed as scheduled in June.First half production was also negatively impacted by the north high wall slide at CHOP that impacted mining levels. Mining from CHOP is now back to planned levels and will drive higher production in the second half of the year as this higher grade material is processed at the roaster.

BARRICK SECOND QUARTER 2018	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (75% basis), Nevada USA

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2018	2017	% Change	2018	2017	% Change
Underground tonnes mined (000s)	165	152	9%	322	303	6%
Average grade (grams/tonne)
Underground mined	14.76	15.56	(5)%	14.86	15.67	(5)%
Gold produced (000s oz)	69	24	188%	115	79	46%
Gold sold (000s oz)	58	21	176%	121	75	61%
Segment revenue ($ millions)	$75	$26	188%	$159	$93	71%
Cost of sales ($ millions)	47	18	161%	92	55	67%
Segment income ($ millions)	28	7	300%	67	37	81%
Segment EBITDA ($ millions)[1]	35	9	289%	81	46	76%
Capital expenditures ($ millions)	14	4	250%	27	13	108%
Minesite sustaining	4	4	— %	10	13	(23)%
Project	10	—	100%	17	—	100%
Cost of sales (per oz)	802	853	(6)%	759	728	4%
Cash costs (per oz)[1]	692	747	(7)%	645	607	6%
All-in sustaining costs (per oz)[1]	757	965	(22)%	733	784	(7)%
All-in costs (per oz)[1]	$925	$965	(4)%	$871	$784	11%

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

Financial Results

Turquoise Ridge’s segment income for the three and six month periods ended June 30, 2018 was 300% and 81% higher, respectively, than the same prior year periods. The increase was primarily due to an increase in sales volume and higher realized gold prices1, partially offset by higher cost of sales.

Gold production for the three and six month periods ended June 30, 2018 was 188% and 46% higher, respectively, than the same prior year periods, primarily due to higher organic carbon content in the ore mined in the second quarter 2017 delaying toll milling. For the six month period this was offset by higher first quarter 2017 production.

Cost of sales per ounce4 for the three month period ended June 30, 2018 was $51 per ounce lower than the same prior year period primarily reflecting higher sales in the current period and the resulting impact on unit production costs, which more than offset the increase in processing costs attributed to the new toll milling agreement signed in February 2018, for the processing of ore at Newmont’s Twin Creeks facility. For the six months ended June 30, 2018, cost of sales per ounce4 was $31 per ounce higher than the same prior year period mainly reflecting higher toll milling processing costs. For the three and six month periods ended June 30, 2018, all-in sustaining costs1 decreased by $208 and $51 per ounce, respectively, compared to the same prior year periods. For the three months ended June 30, 2018, the decrease is mainly attributed to lower cost of sales and the impact of the same level of sustaining capital expenditure over more ounces sold in the current period.

For the six months ended June 30, 2018, the decrease primarily reflects lower minesite sustaining capital expenditures, partially offset by higher processing unit costs.

Capital expenditures for the three and six month periods ended June 30, 2018, increased by 250% and 108%, respectively, compared to the same prior year periods. The increase was due to higher project capital expenditures relating to the construction of the third shaft. For the six months ended June 30, 2018, this was partially offset by lower minesite sustaining capital expenditures as a result of the completion of the work in the same prior year period to optimize development sequencing.

Outlook

We continue to expect 2018 production to be in the range of 240 to 270 thousand ounces (Barrick’s share). Production will be achieved in part by streamlining the ore delivery to Newmont’s Twin Creeks facility for processing. The direct shipping of ore will eliminate the double handling of ore and one month of stockpiled material. The elimination of this stockpile will cause a one-time higher than normal change in inventory that will affect costs in 2018. Therefore, we now expect cost of sales4 to be in the range of $720 to $770 per ounce, cash costs1 to be in the range of $630 to $670 per ounce and all-in sustaining costs1 to be in the range of $700 to $780 per ounce compared to our previous ranges of $670 to $720 per ounce, $580 to $620 per ounce and $650 and $730 per ounce, respectively.

BARRICK SECOND QUARTER 2018	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)1, Dominican Republic

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2018	2017	% Change	2018	2017	% Change
Open pit tonnes mined (000s)	6,685	5,814	15%	11,632	10,967	6%
Average grade (grams/tonne)
Open pit mined	2.37	3.03	(22)%	2.38	3.00	(21)%
Processed	3.60	4.53	(21)%	3.68	4.52	(19)%
Autoclave ore tonnes processed (000s)	1,171	1,256	(7)%	2,443	2,351	4%
Gold produced (000s oz)	123	171	(28)%	264	314	(16)%
Gold sold (000s oz)	125	170	(26)%	273	313	(13)%
Segment revenue ($ millions)	$178	$226	(21)%	$396	$412	(4)%
Cost of sales ($ millions)	107	100	7%	208	199	5%
Segment income ($ millions)	67	122	(45)%	182	209	(13)%
Segment EBITDA ($ millions)[2]	94	149	(37)%	234	262	(11)%
Capital expenditures ($ millions)	20	16	25%	43	29	48%
Minesite sustaining	20	16	25%	43	29	48%
Project	—	—	—%	—	—	—%
Cost of sales (per oz)	852	586	45%	761	635	20%
Cash costs (per oz)[2]	524	365	44%	462	398	16%
All-in sustaining costs (per oz)[2]	690	475	45%	625	505	24%
All-in costs (per oz)[2]	$690	$475	45%	$625	$505	24%
[1]	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

Financial Results

Pueblo Viejo’s segment income for the three and six month periods ended June 30, 2018 was 45% and 13% lower, respectively, than the same prior year periods primarily due to lower sales volume and higher cost of sales, partially offset by higher realized gold prices1.

Gold production for the three and six month periods ended June 30, 2018 were 28% and 16% lower, respectively, than the same prior year periods. The decreases are primarily due to lower head grade resulting from the expected decline in pit ore grades for these periods and delays in transitioning to higher grade ore benches in Moore Pit phases 5 and 6. Lower throughput in the second quarter of 2018 resulted from the first of two annual planned autoclave and mill shutdowns. Higher throughput for the six month period ended June 30, 2018 compared to the same prior year period was primarily due to higher throughput rates and autoclave availabilities resulting from Best-in-Class initiatives.

Cost of sales per ounce4 for the three and six month periods ended June 30, 2018, were $266 and $126 per ounce higher, respectively, than the same prior year periods mainly reflecting the impact of lower sales volume on unit production costs combined with reduced availability and costs attributed to planned autoclave and mill shutdowns and higher fuel prices, partially offset by higher by-product credits. For the three and six month periods ended June 30, 2018, all-in sustaining costs1 increased by $215 and $120 per ounce, respectively, compared to the same prior year periods primarily due to higher cost of sales per ounce4, combined with higher sustaining capital expenditures.

Capital expenditures for the three and six month periods ended June 30, 2018, increased by 25% and 48%, respectively, compared to the same prior year periods, primarily due to capitalized waste stripping costs at Moore Pit phases 5 and 6.

Outlook

We continue to expect our equity share of 2018 gold production to be in the range of 585 to 615 thousand ounces and cost of sales4 to be in the range of $720 to $750 per ounce. We continue to expect cash costs1 to be in the range of $425 to $450 per ounce and all-in sustaining costs1 to be in the range of $590 to $620 per ounce.

Third quarter production is expected to be higher due to an increase in grade as mining progresses into higher grade zones of phases 5 and 6 of the Moore pit. Throughput is expected to be in line with the second quarter as the second of two annual autoclave shutdowns is completed. We expect a continuation of elevated capital expenditure levels in the following quarters related to the ongoing construction of the El Llagal tailings storage facility, capitalized stripping and a number of value enhancing projects such as the Quisqueya power plant conversion to natural gas and Bonao III substation construction.

BARRICK SECOND QUARTER 2018	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero, Argentina1

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2018	2017	% Change	2018	2017	% Change
Open pit tonnes mined (000s)	9,242	13,416	(31)%	19,344	32,121	(40)%
Average grade (grams/tonne)
Open pit mined	0.79	1.07	(26)%	0.91	1.01	(10)%
Processed	0.88	1.02	(14)%	0.97	1.03	(6)%
Heap leach ore tonnes processed (000s)	2,891	6,274	(54)%	6,851	13,530	(49)%
Gold produced (000s oz)	78	72	8%	152	223	(32)%
Gold sold (000s oz)	82	89	(8)%	156	254	(39)%
Segment revenue ($ millions)	$111	$115	(3)%	$212	$325	(35)%
Cost of sales ($ millions)	81	56	45%	157	196	(20)%
Segment income ($ millions)	27	55	(51)%	52	125	(58)%
Segment EBITDA ($ millions)[2]	61	55	11%	117	163	(28)%
Capital expenditures ($ millions)	33	63	(48)%	64	113	(43)%
Minesite sustaining	33	63	(48)%	64	113	(43)%
Project	—	—	—%	—	—	—%
Cost of sales (per oz)	984	628	57%	1,008	770	31%
Cash costs (per oz)[2]	534	578	(8)%	554	579	(4)%
All-in sustaining costs (per oz)[2]	946	1,315	(28)%	976	1,038	(6)%
All-in costs (per oz)[2]	$946	$1,315	(28)%	$976	$1,038	(6)%
[1]	We sold 50% of Veladero on June 30, 2017; therefore these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

Financial Results

Veladero’s segment income for the three and six month periods ended June 30, 2018 was 51% and 58% lower, respectively, than the same prior year periods primarily due to the impact of the divestment of 50% of the Veladero mine as at June 30, 2017. This was further impacted by an increase in depreciation expense as a result of the fair value increments applied to our remaining 50% interest, which was required to be fair valued as a result of the transaction.

Gold production for the three and six month periods ended June 30, 2018, were 8% higher and 32% lower, respectively, than the same prior year periods. Excluding the impact of the divestment, gold production increased by 116% and 36%, respectively, for the three and six month periods ended June 30, 2018 compared to the same prior year periods, as gold production in the same prior year periods was impacted by the temporary restriction on the addition of new cyanide to the leach pad following the March 28, 2017 incident with the leach pumping system, as described in further detail below. Current period production was impacted by higher stacking of the leach pad which resulted in decreased optimization of heap permeability, partially compensated by improved solution management.

Cost of sales per ounce4 for the three and six month periods ended June 30, 2018, were $356 and $238 per ounce higher, respectively, than the same prior year periods primarily due to higher depreciation expense as a result of the impact of the fair value increments relating to the revaluation of our remaining 50% of the Veladero mine, and an increase in power and fuel prices. This was partially offset by a decrease in direct mining costs primarily due to the significant weakening of the Argentine peso and lower costs associated with maintenance parts and supplies as a result of improved planned maintenance attributed to Best-in-Class initiatives. For the three and six month periods ended June 30, 2018, all-in sustaining costs1 decreased by $369 and $62 per ounce, respectively, compared to the same prior year periods primarily due to the impact of lower direct mining costs and lower sustaining capital expenditures.

Capital expenditures for the three and six month periods ended June 30, 2018 decreased by 48% and 43%, respectively, compared to the same prior year periods mainly due to the impact of the divestment of 50% of the Veladero mine as at June 30, 2017. Excluding the impact of the divestment, capital expenditures increased by 3% and 13%, respectively, for the three and six months ended June 30, 2018 compared to the same prior year periods due to higher capitalized stripping expenditures as a result of the development of phase 5 of the open pit. This was partly offset by the completion of the construction of phases 4B and 5B of the leach pad

BARRICK SECOND QUARTER 2018	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

expansion and lower purchases of components and mine equipment.

Outlook

We continue to expect 2018 production to be in the range of 275 to 330 thousand ounces (Barrick’s share) and cost of sales4 to be in the range of $970 to $1,110 per ounce. We continue to expect cash costs1 to be in the range of $560 to $620 per ounce and all-in sustaining costs1 to be in the range of $960 to $1,100 per ounce.

In the second quarter of 2018, we noted that inflation in Argentina was accelerating and may be considered to be hyperinflationary. Our accounting for Veladero will be unaffected by this situation as it has a US dollar functional currency. We do not expect the current inflationary environment to have a significant impact on our operating costs as increases in inflation are largely offset by changes in the US dollar to peso exchange rate.

Releases of Process Solution

Minera Argentina Gold SRL (“MAG”) (formerly, Minera Argentina Gold S.A. or MAGSA) is the subject of a consolidated regulatory proceeding by the San Juan Provincial mining authority in respect of operational incidents that occurred in March 2017 and September 2016 involving the release of gold-bearing process solution. On January 23, 2018, MAG paid an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) in respect of these incidents and filed a request for reconsideration with the San Juan Provincial mining authority. This request was rejected on March 28, 2018, and a further appeal will be heard and decided by the Governor of San Juan. This fine was in addition to the administrative fine of approximately $10 million (at the then applicable Argentine peso/$ exchange rate) paid by MAG in connection with a process solution release that occurred in September 2015.

The operational incidents noted above have resulted in additional regulatory and legal proceedings. A federal judge in Buenos Aires is investigating the alleged actions and omissions of former federal officials in connection with the enforcement of the Argentine glacier legislation and maintenance of environmental controls. In total, six former federal officials have been indicted under these proceedings. On June 29, 2018, as part of the investigation into the alleged failure of former federal officials to maintain adequate environmental controls, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine. The Province of San Juan has challenged this order on jurisdictional grounds. Refer to note 17 to the Financial Statements for more information regarding these and related matters.

BARRICK SECOND QUARTER 2018	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte, Peru

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2018	2017	% Change	2018	2017	% Change
Open pit tonnes mined tonnes mined (000s)	8,036	8,619	(7)%	15,443	17,381	(11)%
Average grade (grams/tonne)
Open pit mined	1.31	1.07	22%	1.31	1.16	13%
Processed	0.86	1.01	(15)%	0.91	1.05	(13)%
Heap leach ore tonnes processed (000s)	2,456	4,667	(47)%	4,864	8,740	(44)%
Gold produced (000s oz)	65	90	(28)%	131	178	(26)%
Gold sold (000s oz)	65	99	(34)%	134	190	(29)%
Segment revenue ($ millions)	$89	$126	(29)%	$185	$241	(23)%
Cost of sales ($ millions)	42	59	(29)%	80	112	(29)%
Segment income ($ millions)	43	61	(30)%	99	120	(18)%
Segment EBITDA ($ millions)[1]	54	78	(31)%	121	153	(21)%
Capital expenditures ($ millions)	7	4	75%	10	9	11%
Minesite sustaining	7	3	133%	9	7	29%
Project	—	1	—%	1	2	—%
Cost of sales (per oz)	657	615	7%	599	595	1%
Cash costs (per oz)[1]	428	399	7%	378	379	—%
All-in sustaining costs (per oz)[1]	662	472	40%	578	451	28%
All-in costs (per oz)[1]	$667	$483	38%	$586	$461	27%
[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

Financial Results

Lagunas Norte’s segment income for the three and six months ended June 30, 2018 was 30% and 18% lower, respectively, than the same prior year periods. This was primarily due lower sales volume, partially offset by lower cost of sales and higher realized gold prices1.

Gold production for the three and six month periods ended June 30, 2018, were 28% and 26% lower, respectively, than the same prior year periods primarily due to lower ore tonnage placed on the leach pad, in line with expectations as the mine matures, partially offset by improvements in the leach pad irrigation systems. For the six month period ended June 30, 2018, the decrease in production was further impacted by the planned maintenance shutdown at the crushing plant.

Cost of sales per ounce4 for the three and six month periods ended June 30, 2018 were $42 and $4 per ounce higher, respectively, than the same prior year periods mainly due to the impact of lower sales volume on a per unit basis. For the three and six month periods ended June 30, 2018, all-in sustaining costs1 increased by $190 and $127 per ounce, respectively, compared to the same prior year periods primarily reflecting higher rehabilitation accretion and amortization, as the provision for environmental rehabilitation was increased at the end of 2017, combined with an increase in minesite sustaining capital expenditures.

Capital expenditures for the three and six month periods ended June 30, 2018, increased by 75% and 11%, respectively, compared to the same prior year periods due to higher minesite sustaining capital expenditures as a result of the replacement of the ancillary fleet, combined with capitalized drilling targeting new open pit oxide opportunities.     This was partially offset by lower capitalized stripping expenditures.

Outlook

We continue to expect 2018 production to be in the range of 230 to 270 thousand ounces. We now expect cost of sales4 to be in the range of $740 to $870 per ounce, compared to our previous range of $780 to $910 per ounce. We continue to expect cash costs1 to be in the range of $420 to $490 per ounce and all-in sustaining costs1 to be in the range of $670 to $780 per ounce.

BARRICK SECOND QUARTER 2018	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Acacia Mining plc (100% basis), Africa

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2018	2017	% Change	2018	2017	% Change
Total tonnes mined (000s)	4,158	8,558	(51)%	8,185	18,039	(55)%
Open pit	3,974	8,192	(51)%	7,814	17,314	(55)%
Underground	184	366	(50)%	371	725	(49)%
Average grade (grams/tonne)
Open pit mined	2.17	1.96	11%	1.94	1.43	36%
Underground mined	8.30	8.48	(2)%	8.00	8.80	(9)%
Processed[1]	2.00	3.00	(33)%	2.00	3.10	(35)%
Ore tonnes processed (000s)	2,411	2,440	(1)%	4,570	4,860	(6)%
Gold produced (000s oz)	134	208	(36)%	255	428	(40)%
Gold sold (000s oz)	134	127	6%	251	312	(20)%
Segment revenue ($ millions)	$176	$159	11%	$333	$391	(15)%
Cost of sales ($ millions)	118	97	22%	228	248	(8)%
Segment income ($ millions)	33	54	(39)%	104	129	(19)%
Segment EBITDA ($ millions)[2]	56	78	(28)%	151	188	(20)%
Capital expenditures ($ millions)	25	45	(44)%	51	91	(44)%
Minesite sustaining	22	44	(50)%	46	90	(49)%
Project	3	1	200%	5	1	400%
Cost of sales (per oz)	877	756	16%	907	792	15%
Cash costs (per oz)[2]	688	577	19%	701	577	21%
All-in sustaining costs (per oz)[2]	918	835	10%	945	893	6%
All-in costs (per oz)[2]	$943	$839	12%	$966	$896	8%
[1]	Includes tailings retreatment.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

Barrick holds a 63.9 percent equity interest in Acacia Mining plc, a publicly traded company listed on the London Stock Exchange that is operated independently of Barrick.

Financial Results

Acacia’s segment income for the three and six month periods ended June 30, 2018 was 39% and 19% lower, respectively, than the same prior year periods. For the three months ended June 30, 2018, the decrease is attributed to higher direct mining costs, partially offset by higher sales volume and higher realized gold prices1. For the six months ended June 30, 2018, the decrease is attributed to lower sales volume, partially offset by lower direct mining costs, higher realized gold prices1 and the recognition of the sale of a non-core royalty asset.

For the three and six month periods ended June 30, 2018, gold production was 36% and 40% lower, respectively, than the same prior year periods primarily due to Bulyanhulu being transitioned to reduced operations in late 2017, transitioning Buzwagi to a lower grade stockpile processing operation, and lower average grades at the Gokona underground mine at North Mara. For the three month period, gold sales increased by 6% as a result of the transition of Buzwagi producing bullion in the current year period, compared to concentrate production in the prior year period. The concentrate export ban imposed by the Government of Tanzania on

March 3, 2017 prevented the sale of second quarter 2017 production from Bulyanhulu and Buzwagi.

Cost of sales per ounce4 in the three and six month periods ended June 30, 2018 were 16% and 15% higher, respectively, than the same prior year periods primarily reflecting the impact of lower sales volume on unit production costs and increased drawdown of ore stockpiles at Buzwagi. This was partially offset by lower direct mining costs as a result of Buzwagi transitioning to a stockpile processing operation and Bulyanhulu being on reduced operations. All-in sustaining costs1 for the three and six month periods ended June 30, 2018 were $83 and $52 higher, respectively, than the same prior year periods due to higher cost of sales per ounce4, partially offset by a decrease in minesite sustaining capital expenditures.

For the three and six month periods ended June 30, 2018, capital expenditures decreased by 44% and 44%, respectively, compared to the same prior year periods primarily due to the reduced operations at Bulyanhulu.

Outlook

We continue to expect 2018 production to be in the range of 275 to 305 thousand ounces (Barrick’s share) and cost of sales4 to be in the range of $970 to $1,020 per ounce. We continue to expect cash costs1 to be in the range of $690 to $720 per ounce and all-in sustaining costs1 to be in the range of $935 to $985 per ounce.

BARRICK SECOND QUARTER 2018	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Concentrate Export Ban and Related Disputes with the Government of Tanzania

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates (the“Ban”) following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban which are located in Dar es Salaam.

The prevention of exports impacts Bulyanhulu and Buzwagi which produce gold in both doré and in concentrate form due to the mineralogy of the ore. North Mara is unaffected due to 100% of its production being doré. Since the Ban was imposed, Acacia has seen a build-up of approximately 186,000 ounces of gold, 12.1 million pounds of copper and 159,000 ounces of silver contained in the unsold concentrate. As a result of the transition to a reduced operations program at Bulyanhulu, and the changes to the process flowsheet at Buzwagi, all of Acacia’s mines are now solely producing doré, and as such will no longer see a further build up of concentrate.

During the second quarter of 2017, investigations were conducted on behalf of the Tanzanian Government by two Tanzanian Government Presidential Committees, which have resulted in allegations of historical undeclared revenue and unpaid taxes being made against Acacia and its predecessor companies. Acacia considers these findings to be implausible and has fully refuted the findings of both Presidential Committees. Acacia has requested copies of the reports issued by the two Presidential Committees and called for independent verification of the findings, but has not yet received a response to these requests.

On July 4, 2017, Acacia’s subsidiaries, Bulyanhulu Gold Mine Limited (“BGML”), the owner of the Bulyanhulu mine, and Pangea Minerals Limited (“PML”), the owner of the Buzwagi mine, each commenced international arbitrations against the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the Mineral Development Agreements (“MDAs”) with BGML and PML. These arbitrations remain ongoing.

In July 2017, Acacia received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority (the “TRA”) for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration.

In addition, following the end of the third quarter, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. The TRA has not provided Acacia with any explanations or reasons for the adjusted assessments, or with the TRA’s position on how the assessments have been calculated or why they have been issued. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received. Acacia is objecting to these assessments and defending this matter through the Tanzanian tax appeals process.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports. Acacia is making these payments under protest, without prejudice to its legal rights under its MDAs.

Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the potential resolution of the disputes. Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick.

On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the Government of Tanzania include (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future

BARRICK SECOND QUARTER 2018	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, staged over time, on terms to be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. Negotiations concerning the proposed framework remain ongoing and the definitive terms of any final proposal for the implementation of the framework remain outstanding. In order to allow the process to continue in an orderly manner and without an arbitrary deadline, no timetable is being provided for completion of discussions at this time. If Barrick is able to conclude discussions satisfactorily with the Government, the proposal would be subject to review and approval by Acacia.

Refer to note 17 to the Financial Statements for more information regarding this matter.

Pascua-Lama, Argentina/Chile

The Pascua-Lama project, located on the border between Chile and Argentina, contains 21.3 million ounces of measured and indicated gold resources.

Over the past year, Barrick has been studying the optimization of the Pascua-Lama project. Work to date on the prefeasibility study for a potential underground project indicates that while the concept may be feasible from a technical standpoint, it does not meet Barrick’s investment criteria. Based on this, and taking into consideration other risk factors, the Company has suspended work on the prefeasibility study, and will focus on adjusting the project closure plan for surface infrastructure on the Chilean side of the project, in line with legal requirements. Studying and progressing surface closure at Pascua does not prevent Barrick from developing a future underground mine. Barrick will continue to evaluate opportunities to de-risk the project while maintaining Pascua-Lama as an option for development in the future if economics improve and related risks can be mitigated.

As part of the Strategic Cooperation Agreement between Barrick and Shandong Gold, Shandong Gold will carry out an independent evaluation of the potential to develop a mining project at Lama in Argentina, including a high-level evaluation of potential synergies between Lama and the nearby Veladero operation. Following the completion of this study, Barrick and Shandong may agree to conduct additional studies and technical work to evaluate a number of development options.

SMA Regulatory Sanctions

On January 17, 2018, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received a resolution of closure of existing infrastructure on the Chilean side of the Pascua-Lama project (the “Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or the “SMA”). The Resolution also reduced the original administrative fine from approximately $16 million to $11.5 million and ordered certain monitoring activities. The Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Resolution on February 3, 2018. Refer to note 17 to the Financial Statements for more information regarding this matter.

Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. A decision of the Environmental Court on the remaining appeals is still pending. Refer to note 17 to the Financial Statements for more information regarding this matter.

BARRICK SECOND QUARTER 2018	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 17 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at June 30, 2018
	2018	2019	2020	2021	2022	2023 and thereafter	Total
Debt[1]
Repayment of principal	$16	$33	$263	$636	$337	$5,109	$6,394
Capital leases	11	11	4	1	1	3	31
Interest	181	360	356	331	311	5,042	6,581
Provisions for environmental rehabilitation[2]	135	128	192	226	202	2,254	3,137
Operating leases	12	17	9	10	9	9	66
Restricted share units	28	15	3	1	—	—	47
Pension benefits and other post-retirement benefits	7	15	14	14	13	206	269
Derivative liabilities[3]	5	1	—	—	—	—	6
Purchase obligations for supplies and consumables[4]	362	337	282	228	115	743	2,067
Capital commitments[5]	96	6	4	3	—	23	132
Social development costs[6]	14	11	3	—	—	257	285
Total	$867	$934	$1,130	$1,450	$988	$13,646	$19,015
[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2018. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 25C to the 2017 Annual Report. Payments related to derivative contracts may be subject to change given variable market conditions.

[4]	Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]	Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[6]

Social development costs - Includes a commitment of $217 million related to the potential funding of a power transmission line in Argentina, the majority of which is not expected to be paid prior to 2023.

BARRICK SECOND QUARTER 2018	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

($ millions, except where indicated)	2018	2018	2017	2017	2017	2017	2016	2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$1,712	$1,790	$2,228	$1,993	$2,160	$1,993	$2,319	$2,297
Realized price per ounce – gold[2]	1,313	1,332	1,280	1,274	1,258	1,220	1,217	1,333
Realized price per pound – copper[2]	3.11	2.98	3.34	3.05	2.60	2.76	2.62	2.18
Cost of sales	1,176	1,152	1,411	1,270	1,277	1,342	1,454	1,291
Net earnings (loss)	(94)	158	(314)	(11)	1,084	679	425	175
Per share (dollars)[3]	(0.08)	0.14	(0.27)	(0.01)	0.93	0.58	0.36	0.15
Adjusted net earnings[2]	81	170	253	200	261	162	255	278
Per share (dollars)[2,3]	0.07	0.15	0.22	0.17	0.22	0.14	0.22	0.24
Operating cash flow	141	507	590	532	448	495	711	951
Cash capital expenditures	313	326	350	307	405	334	326	277
Free cash flow[2]	($172)	$181	$240	$225	$43	$161	$385	$674
[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Our financial results for the past eight quarters reflect our emphasis on cost control and growing operating cash flow and free cash flow1. The positive free cash flow generated, combined with the proceeds from various divestitures, have allowed us to strengthen our balance sheet over the past two years.

In the second quarter of 2018, lower gold sales volumes primarily driven by planned maintenance activities at Barrick Nevada and Pueblo Viejo, caused lower net earnings and operating cash flow. In the fourth quarter of 2017, we recorded $521 million (net of tax effects and non-controlling interest) of net asset impairments primarily relating to impairments at the Pascua-Lama project and Acacia’s Bulyanhulu mine, partially offset by an impairment reversal at Lumwana. In the third quarter of 2017, we recognized a $172 million tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania. In the second quarter of 2017, we recorded $858 million (net of tax effects) of gains on the disposition of 50% of the Veladero mine and a 25% interest in the Cerro Casale project. In the first quarter of 2017, we recorded a net asset impairment reversal of $522 million (net of tax effects and non-controlling interest) primarily relating to impairment reversals at the Cerro Casale project. In the fourth quarter of 2016, we recorded a net asset impairment reversal of $199 million (net of tax effects) primarily relating to impairment reversals at Veladero and Lagunas Norte.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2017 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

As described on page 27 of this report, during the second quarter of 2018, we implemented a number of organizational reductions to advance the implementation of our decentralized operating model. These changes may affect the controls over financial reporting and disclosure due to the reallocation of accountabilities. We will continue to monitor the effectiveness of the internal controls over financial reporting and disclosure.

BARRICK SECOND QUARTER 2018	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2018	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Net earnings attributable to equity holders of the Company	($94)	$1,084	$64	$1,763
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[1]	59	(5)	61	(1,130)
Acquisition/disposition (gains)/losses[2]	(2)	(880)	(48)	(877)
Foreign currency translation losses	75	32	90	35
Significant tax adjustments[3]	16	12	62	9
Other expense adjustments[4]	43	21	37	27
Unrealized gains on non-hedge derivative instruments	—	—	—	3
Tax effect and non-controlling interest	(16)	(3)	(15)	593
Adjusted net earnings	$81	$261	$251	$423
Net earnings per share[5]	(0.08)	0.93	0.05	1.51
Adjusted net earnings per share[5]	0.07	0.22	0.22	0.36
[1]

Net impairment charges primarily relate to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania for the three and six months ended June 30, 2018, and the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017 for the six months ended June 30, 2017.

[2]

Disposition gains primarily relate to the gain on the sale of a non-core royalty asset at Acacia for the six months ended June 30, 2018, and the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project for the three and six month periods ended June 30, 2017.

[3]	Significant tax adjustments for the six months ended June 30, 2018 primarily relate to a tax audit of Pueblo Viejo in the Dominican Republic.
[4]

Other expense adjustments for the three and six months ended June 30, 2018 include $28 million relating to staffing reductions and office closures associated with the implementation of our decentralized operating model; and $13 million related to an insurance payment to our Porgera JV.

[5]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Net cash provided by operating activities	$141	$448	$648	$943
Capital expenditures	(313)	(405)	(639)	(739)
Free cash flow	($172)	$43	$9	$204

BARRICK SECOND QUARTER 2018	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 24 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non- sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

BARRICK SECOND QUARTER 2018	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30
	Footnote	2018	2017	2018	2017
Cost of sales applicable to gold production		$1,058	$1,159	$2,104	$2,397
Depreciation		(290)	(383)	(588)	(768)
By-product credits		(38)	(32)	(74)	(73)
Realized (gains)/losses on hedge and non-hedge derivatives	1	—	10	—	10
Non-recurring items	2	(3)	—	(10)	—
Other	3	(21)	(27)	(42)	(47)
Non-controlling interests (Pueblo Viejo and Acacia)	4	(78)	(64)	(150)	(145)
Cash costs		$628	$663	$1,240	$1,374
General & administrative costs		93	45	141	117
Minesite exploration and evaluation costs	5	14	16	20	23
Minesite sustaining capital expenditures	6	235	320	466	582
Rehabilitation - accretion and amortization (operating sites)	7	19	20	38	37
Non-controlling interest, copper operations and other	8	(100)	(71)	(155)	(132)
All-in sustaining costs		$889	$993	$1,750	$2,001
Project exploration and evaluation and project costs	5	83	65	150	133
Community relations costs not related to current operations		—	1	1	2
Project capital expenditures	6	106	83	206	139
Rehabilitation - accretion and amortization (non-operating sites)	7	8	9	16	13
Non-controlling interest and copper operations	8	(3)	(1)	(8)	(6)
All-in costs		$1,083	$1,150	$2,115	$2,282
Ounces sold - equity basis (000s ounces)	9	1,037	1,398	2,108	2,703
Cost of sales per ounce	10,11	$882	$726	$865	$778
Cash costs per ounce	11	$605	$474	$589	$508
Cash costs per ounce (on a co-product basis)	11,12	$630	$488	$613	$527
All-in sustaining costs per ounce	11	$856	$710	$830	$739
All-in sustaining costs per ounce (on a co-product basis)	11,12	$881	$724	$854	$758
All-in costs per ounce	11	$1,043	$823	$1,003	$844
All-in costs per ounce (on a co-product basis)	11,12	$1,068	$837	$1,027	$863

1	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $1 million and $2 million, respectively, for the three and six month periods ended June 30, 2018 (2017: $8 million and $14 million, respectively), and realized non-hedge gains of $1 million and $2 million, respectively, for the three and six month periods ended June 30, 2018 (2017: losses of $2 million and gains of $4 million, respectively). Refer to Note 5 to the Financial Statements for further information.

2	Non-recurring items

Non-recurring items in 2018 relate to abnormal costs at Porgera as a result of the February 2018 earthquake in Papua New Guinea. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

3	Other

Other adjustments for the three and six month periods ended June 30, 2018 include adding the cost of treatment and refining charges of $1 million and $1 million, respectively, (2017: $(1) million and $1 million, respectively) and the removal of cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $22 million and $43 million, respectively (2017: $27 million and $48 million, respectively).

4	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $112 million and $218 million, respectively, for the three and six month periods ended June 30, 2018 (2017: $98 million and $214 million, respectively). Refer to Note 5 to the Financial Statements for further information.

5	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

6	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, the Range Front declines, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 31 of this MD&A.

BARRICK SECOND QUARTER 2018	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

7	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

8	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended June 30		For the six months ended June 30
Non-controlling interest, copper operations and other	2018	2017	2018	2017
General & administrative costs	($41)	$1	($48)	($8)
Minesite exploration and evaluation expenses	(1)	(5)	(1)	(7)
Rehabilitation - accretion and amortization (operating sites)	(2)	(4)	(3)	(6)
Minesite sustaining capital expenditures	(56)	(63)	(103)	(111)
All-in sustaining costs total	($100)	($71)	($155)	($132)
Project exploration and evaluation and project costs	(3)	(1)	(6)	(6)
Project capital expenditures	—	—	(2)	—
All-in costs total	($3)	($1)	($8)	($6)

9	Ounces sold - equity basis

Figures remove the impact of Pierina as the mine is currently going through closure.

10	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $30 million and $62 million, respectively, for the three and six month periods ended June 30, 2018 (2017: $47 million and $81 million, respectively), as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces.

11	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

12	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
By-product credits	$38	$32	$74	$73
Non-controlling interest	(13)	(9)	(24)	(17)
By-product credits (net of non-controlling interest)	$25	$23	$50	$56

BARRICK SECOND QUARTER 2018	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)	For the three months ended June 30, 2018
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$377	$47	$177	$81	$42	$118	$47	$13	$42	$82
Depreciation		(139)	(7)	(43)	(34)	(11)	(23)	(3)	1	(9)	(16)
By-product credits		(1)	—	(25)	(3)	(3)	(1)	—	—	(1)	—
Non-recurring items	1	—	—	—	—	—	—	—	—	(3)	—
Other	2	—	—	1	—	—	—	—	—	—	—
Non-controlling interests		—	—	(44)	—	—	(34)	—	—	—	—
Cash costs		$237	$40	$66	$44	$28	$60	$44	$14	$29	$66
General & administrative costs		—	—	—	—	—	—	—	—	—	—
Minesite exploration and evaluation costs	3	7	—	—	1	—	—	—	—	—	3
Minesite sustaining capital expenditures	4	73	4	33	33	7	22	9	1	11	5
Rehabilitation - accretion and amortization (operating sites)	5	6	—	2	—	8	1	1	—	—	1
Non-controlling interests		(3)	—	(14)	—	—	(8)	—	—	—	—
All-in sustaining costs		$320	$44	$87	$78	$43	$75	$54	$15	$40	$75
Project exploration and evaluation and project costs	3	1	—	—	—	—	—	—	—	—	—
Project capital expenditures	4	78	10	—	—	—	3	—	—	—	—
Non-controlling interests		—	—	—	—	—	(1)	—	—	—	—
All-in costs		$399	$54	$87	$78	$43	$77	$54	$15	$40	$75
Ounces sold - equity basis (000s ounces)		444	58	125	82	65	85	37	8	34	99
Cost of sales per ounce	6,7	$850	$802	$852	$984	$657	$877	$1,277	$1,879	$1,233	$833
Cash costs per ounce	7	$534	$692	$524	$534	$428	$688	$1,184	$1,928	$846	$672
Cash costs per ounce (on a co-product basis)	7,8	$537	$692	$642	$570	$482	$695	$1,188	$1,936	$880	$678
All-in sustaining costs per ounce	7	$719	$757	$690	$946	$662	$918	$1,453	$2,138	$1,183	$763
All-in sustaining costs per ounce (on a co-product	7,8	$722	$757	$808	$982	$716	$925	$1,457	$2,146	$1,217	$769
All-in costs per ounce	7	$897	$925	$690	$946	$667	$943	$1,453	$2,138	$1,183	$763
All-in costs per ounce (on a co-product basis)	7,8	$900	$925	$808	$982	$721	$950	$1,457	$2,146	$1,217	$769

BARRICK SECOND QUARTER 2018	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)							For the three months ended June 30, 2017
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$529	$18	$164	$56	$59	$97	$48	$16	$60	$66
Depreciation		(252)	(2)	(44)	—	(17)	(24)	(6)	(1)	(9)	(10)
By-product credits		(1)	—	(21)	(5)	(3)	2	(1)	—	(1)	(1)
Non-recurring items	1	—	—	—	—	—	—	—	—	—	—
Other	2	—	—	—	—	—	—	—	—	—	—
Non-controlling interests		—	—	(37)	—	—	(27)	—	—	—	—
Cash costs		$276	$16	$62	$51	$39	$48	$41	$15	$50	$55
General & administrative costs		—	—	—	—	—	(12)	—	—	—	—
Minesite exploration and evaluation costs	3	4	—	—	3	1	—	—	—	—	2
Minesite sustaining capital expenditures	4	107	4	28	63	3	44	11	—	14	4
Rehabilitation - accretion and amortization (operating sites)	5	10	—	3	—	3	2	2	—	(1)	—
Non-controlling interests		(1)	—	(12)	—	—	(13)	—	—	—	—
All-in sustaining costs		$396	$20	$81	$117	$46	$69	$54	$15	$63	$61
Project exploration and evaluation and project costs	3	1	—	—	—	—	—	—	—	—	—
Project capital expenditures	4	76	—	—	—	1	1	2	1	—	—
Non-controlling interests		—	—	—	—	—	—	—	—	—	—
All-in costs		$473	$20	$81	$117	$47	$70	$56	$16	$63	$61
Ounces sold - equity basis (000s ounces)		731	21	170	89	99	82	45	10	57	94
Cost of sales per ounce	6,7	$723	$853	$586	$628	$615	$756	$1,063	$1,432	$1,047	$706
Cash costs per ounce	7	$377	$747	$365	$578	$399	$577	$927	$1,348	$874	$591
Cash costs per ounce (on a co-product basis)	7,8	$379	$747	$424	$629	$437	$563	$932	$1,351	$887	$597
All-in sustaining costs per ounce	7	$541	$965	$475	$1,315	$472	$835	$1,184	$1,413	$1,107	$662
All-in sustaining costs per ounce (on a co-product basis)	7,8	$543	$965	$534	$1,366	$510	$821	$1,189	$1,416	$1,120	$668
All-in costs per ounce	7	$647	$965	$475	$1,315	$483	$839	$1,232	$1,458	$1,107	$662
All-in costs per ounce (on a co-product basis)	7,8	$649	$965	$534	$1,366	$521	$825	$1,237	$1,461	$1,120	$668

BARRICK SECOND QUARTER 2018	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)							For the six months ended June 30, 2018
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$768	$92	$344	$157	$80	$228	$99	$26	$93	$154
Depreciation		(287)	(14)	(84)	(65)	(22)	(47)	(7)	1	(17)	(30)
By-product credits		(2)	—	(50)	(4)	(7)	(2)	—	—	(1)	—
Non-recurring items	1	—	—	—	—	—	—	—	—	(10)	—
Other	2	—	—	1	—	—	—	—	—		—
Non-controlling interests		—	—	(85)	—	—	(65)	—	—	—	—
Cash costs		$479	$78	$126	$88	$51	$114	$92	$27	$65	$124
General & administrative costs		—	—	—	—	—	—	—	—	—	—
Minesite exploration and evaluation costs	3	8	—	—	1	1	—	—	—	—	6
Minesite sustaining capital expenditures	4	146	10	71	64	9	46	16	1	25	13
Rehabilitation - accretion and amortization
(operating sites)	5	10	—	4	—	17	2	2	1	—	2
Non-controlling interests		(3)	—	(30)	—	—	(17)	—	—	—	—
All-in sustaining costs		$640	$88	$171	$153	$78	$145	$110	$29	$90	$145
Project exploration and evaluation and project costs	3	1	—	—	—	—	—	—	—	—	—
Project capital expenditures	4	151	17	—	—	1	5	—	—	—	—
Non-controlling interests		—	—	—	—	—	(2)	—	—	—	—
All-in costs		$792	$105	$171	$153	$79	$148	$110	$29	$90	$145
Ounces sold - equity basis
(000s ounces)		906	121	273	156	134	160	81	16	79	182
Cost of sales per ounce	6,7	$847	$759	$761	$1,008	$599	$907	$1,230	$1,671	$1,178	$848
Cash costs per ounce	7	$529	$645	$462	$554	$378	$701	$1,136	$1,715	$820	$680
Cash costs per ounce (on a co-product basis)	7,8	$531	$645	$572	$578	$435	$708	$1,141	$1,722	$839	$685
All-in sustaining costs per ounce	7	$704	$733	$625	$976	$578	$945	$1,356	$1,884	$1,142	$797
All-in sustaining costs per ounce (on a co-product basis)	7,8	$706	$733	$735	$1,000	$635	$952	$1,361	$1,891	$1,161	$802
All-in costs per ounce	7	$873	$871	$625	$976	$586	$966	$1,359	$1,884	$1,142	$797
All-in costs per ounce (on a co-product basis)	7,8	$875	$871	$735	$1,000	$643	$973	$1,364	$1,891	$1,161	$802

BARRICK SECOND QUARTER 2018	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)								For the six months ended June 30, 2017
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$1,016	$55	$324	$196	$112	$248	$94	$28	$112	$132
Depreciation		(459)	(9)	(84)	(38)	(33)	(59)	(13)	(2)	(18)	(26)
By-product credits		(2)	—	(37)	(11)	(7)	(6)	(1)	—	(1)	(1)
Non-recurring items	1	—	—	—	—	—	—	—	—	—	—
Other	2	—	—	—	—	—	—	—	—	—	—
Non-controlling interests		—	—	(79)	—	—	(66)	—	—	—	—
Cash costs		$555	$46	$124	$147	$72	$117	$80	$26	$93	$105
General & administrative costs		—	—	—	—	—	5	—	—	—	—
Minesite exploration and evaluation costs	3	7	—	—	3	2	—	—	—	—	3
Minesite sustaining capital expenditures	4	188	13	49	113	7	90	20	—	25	8
Rehabilitation - accretion and amortization (operating sites)	5	16	—	7	1	4	4	3	1	(1)	1
Non-controlling interests		(2)	—	(22)	—	—	(36)	—	—	—	—
All-in sustaining costs		$764	$59	$158	$264	$85	$180	$103	$27	$117	$117
Project exploration and evaluation and project costs	3	3	—	—	—	—	—	—	—	—	—
Project capital expenditures	4	125	—	—	—	2	1	3	1	—	—
Non-controlling interests		—	—	—	—	—	—	—	—	—	—
All-in costs		$892	$59	$158	$264	$87	$181	$106	$28	$117	$117
Ounces sold - equity basis (000s ounces)		1,262	75	313	254	190	200	96	19	117	177
Cost of sales per ounce	6,7	$804	$728	$635	$770	$595	$792	$974	$1,446	$962	$746
Cash costs per ounce	7	$439	$607	$398	$579	$379	$577	$836	$1,353	$798	$592
Cash costs per ounce (on a co-roduct basis)	7,8	$441	$607	$465	$621	$419	$593	$842	$1,356	$809	$598
All-in sustaining costs per ounce	7	$605	$784	$505	$1,038	$451	$893	$1,066	$1,431	$1,007	$664
All-in sustaining costs per ounce (on a co-product basis)	7,8	$607	$784	$572	$1,080	$491	$909	$1,072	$1,434	$1,018	$670
All-in costs per ounce	7	$707	$784	$505	$1,038	$461	$896	$1,100	$1,460	$1,007	$664
All-in costs per ounce (on a co-product basis)	7,8	$709	$784	$572	$1,080	$501	$912	$1,106	$1,463	$1,018	$670

1	Non-recurring items

Non-recurring items in 2018 relate to abnormal costs at Porgera as a result of the February 2018 earthquake in Papua New Guinea. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

2	Other

Other adjustments for the three and six month periods ended June 30, 2018 include adding the cost of treatment and refining charges of $1 million and $1 million, respectively (2017: $nil and $nil, respectively).

3	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

4	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, the Range Front declines, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 31 of this MD&A.

5	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

6	Cost of sales per ounce

Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces.

BARRICK SECOND QUARTER 2018	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

7	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

8	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)							For the three months ended June 30, 2018
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$1	$—	$25	$3	$3	$1	$—	$—	$1	$—
Non-controlling interest	—	—	(10)	—	—	(1)	—	—	—	—
By-product credits (net of non-controlling interest)	$1	$—	$15	$3	$3	$—	$—	$—	$1	$—

							For the three months ended June 30, 2017
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$1	$—	$21	$5	$3	($2)	$1	$—	$1	$1
Non-controlling interest	—	—	(10)	—	—	1	—	—	—	—
By-product credits (net of non-controlling interest)	$1	$—	$11	$5	$3	($1)	$1	$—	$1	$1

($ millions)							For the six months ended June 30, 2018
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$2	$—	$50	$4	$7	$2	$—	$—	$1	$—
Non-controlling interest	—	—	(20)	—	—	(1)	—	—	—	—
By-product credits (net of non-controlling interest)	$2	$—	$30	$4	$7	$1	$—	$—	$1	$—

($ millions)							For the six months ended June 30, 2017
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$2	$—	$37	$11	$7	$6	$1	$—	$1	$1
Non-controlling interest	—	—	(15)	—	—	(2)	—	—	—	—
By-product credits (net of non-controlling interest)	$2	$—	$22	$11	$7	$4	$1	$—	$1	$1

BARRICK SECOND QUARTER 2018	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Cost of sales	$108	$102	$204	$184
Depreciation/amortization	(30)	(19)	(49)	(33)
Treatment and refinement charges	29	35	60	67
Cash cost of sales applicable to equity method investments	59	62	122	123
Less: royalties and production taxes[1]	(9)	(8)	(19)	(15)
By-product credits	(1)	(3)	(3)	(3)
C1 cash cost of sales	$156	$169	$315	$323
General & administrative costs	11	3	16	6
Rehabilitation - accretion and amortization	3	3	8	5
Royalties and production taxes[1]	9	8	19	15
Minesite exploration and evaluation costs	1	1	1	1
Minesite sustaining capital expenditures	46	50	88	87
All-in sustaining costs	$226	$234	$447	$437
Pounds sold - consolidated basis (millions pounds)	74	98	159	191
Cost of sales per pound[2,3]	$2.45	$1.85	$2.25	$1.79
C1 cash cost per pound[2]	$2.10	$1.72	$1.98	$1.69
All-in sustaining costs per pound[2]	$3.04	$2.38	$2.81	$2.29

[1]	For the three and six month periods ended June 30, 2018, royalties and production taxes include royalties of $8 million and $17 million, respectively (2017: $8 million and $15 million, respectively).
[2]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[3]	Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)				For the three months ended June 30
	2018			2017
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	$59	$108	$14	$54	$102	$22
Depreciation/amortization	(11)	(30)	(3)	(13)	(19)	(5)
Treatment and refinement charges	—	26	3	—	35	4
Less: royalties and production taxes[1]	—	(8)	(1)	—	(8)	—
By-product credits	—	—	(1)	—	—	(3)
C1 cash cost of sales	$48	$96	$12	$41	$110	$18
Rehabilitation - accretion and amortization	—	3	—	—	3	—
Royalties and production taxes[1]	—	8	1	—	8	—
Minesite exploration and evaluation costs	—	1	—	—	1	—
Minesite sustaining capital expenditures	10	31	5	12	32	6
All-in sustaining costs	$58	$139	$18	$53	$154	$24
Pounds sold - consolidated basis (millions pounds)	21	45	8	25	61	12
Cost of sales per pound[1,2]	$2.69	$2.43	$1.84	$2.17	$1.67	$1.81
C1 cash cost per pound[1]	$2.19	$2.16	$1.50	$1.68	$1.79	$1.46
All-in sustaining costs per pound[1]	$2.64	$3.13	$2.30	$2.17	$2.49	$1.95

BARRICK SECOND QUARTER 2018	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per pound information in dollars)				For the six months ended June 30
	2018			2017
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	$115	$204	$39	$113	$184	$38
Depreciation/amortization	(24)	(49)	(8)	(26)	(33)	(9)
Treatment and refinement charges	—	53	7	—	67	7
Less: royalties and production taxes[1]	—	(17)	(2)	—	(15)	—
By-product credits	—	—	(3)	—	—	(3)
C1 cash cost of sales	$91	$191	$33	$87	$203	$33
Rehabilitation - accretion and amortization	—	8	—	—	5	—
Royalties and production taxes[1]	—	17	2	—	15	—
Minesite exploration and evaluation costs	—	1	—	—	1	—
Minesite sustaining capital expenditures	26	52	10	20	52	15
All-in sustaining costs	$117	$269	$45	$107	$276	$48
Pounds sold - consolidated basis (millions pounds)	45	92	22	53	118	20
Cost of sales per pound[2,3]	$2.52	$2.22	$1.81	$2.12	$1.57	$1.90
C1 cash cost per pound[2]	$2.01	$2.08	$1.53	$1.64	$1.72	$1.62
All-in sustaining costs per pound[2]	$2.57	$2.93	$2.10	$2.02	$2.34	$2.38

[1]	For the three and six month periods ended June 30, 2018, royalties and production taxes include royalties of $8 million and $17 million, respectively (2017: $8 million and $15 million, respectively).
[2]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[3]	Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

●	Income tax expense;
●	Finance costs;
●	Finance income; and
●	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

BARRICK SECOND QUARTER 2018	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Net earnings	($76)	$1,137	$116	$2,026
Income tax expense	116	274	317	866
Finance costs, net[1]	114	152	227	286
Depreciation	328	409	653	823
EBITDA	$482	$1,972	$1,313	$4,001
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[2]	59	(5)	61	(1,130)
Acquisition/disposition (gains)/losses[3]	(2)	(880)	(48)	(877)
Foreign currency translation losses	75	32	90	35
Other expense adjustments[4]	43	(5)	37	1
Unrealized gains on non-hedge derivative instruments	—	—	—	3
Adjusted EBITDA	$657	$1,114	$1,453	$2,033
[1]	Finance costs exclude accretion.
[2]	Net impairment charges primarily relate to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania for the three and six months ended June 30, 2018, and the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017 for the six months ended June 30, 2017.
[3]	Disposition gains primarily relate to the gain on the sale of a non-core royalty asset at Acacia for the six months ended June 30, 2018, and the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project for the three and six month periods ended June 30, 2017.
[4]	Other expense adjustments for the three and six months ended June 30, 2018 includes changes to staffing reductions and office closures associated with the implementation of our decentralized operating model.

Reconciliation of Segment Income to Segment EBITDA

($ millions)	For the three months ended June 30, 2018
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia
Segment Income	$193	$28	$67	$27	$43	$33
Depreciation	139	7	27	34	11	23
Segment EBITDA	$332	$35	$94	$61	$54	$56

	For the three months ended June 30, 2017
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia
Segment Income	$378	$7	$122	$55	$61	$54
Depreciation	252	2	27	—	17	24
Segment EBITDA	$630	$9	$149	$55	$78	$78

($ millions)	For the six months ended June 30, 2018
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia
Segment Income	$413	$67	$182	$52	$99	$104
Depreciation	287	14	52	65	22	47
Segment EBITDA	$700	$81	$234	$117	$121	$151

($ millions)	For the six months ended June 30, 2017
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia
Segment Income	$526	$37	$209	$125	$120	$129
Depreciation	459	9	53	38	33	59
Segment EBITDA	$985	$46	$262	$163	$153	$188

BARRICK SECOND QUARTER 2018	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

●	Unrealized gains and losses on non-hedge derivative contracts;
●	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
●	Sales attributable to ore purchase arrangements;
●	Treatment and refining charges; and
●	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended June 30				For the six months ended June 30
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper
	2018	2017	2018	2017	2018	2017	2018	2017
Sales	$1,562	$2,003	$112	$125	$3,205	$3,830	$223	$250
Sales applicable to non-controlling interests	(171)	(199)	—	—	(358)	(397)	—	—
Sales applicable to equity method investments[1,2]	—	—	87	96	—	—	200	195
Realized non-hedge gold/copper derivative (losses) gains	2	—	—	—	2	—	—	—
Sales applicable to Pierina[3]	(32)	(46)	—	—	(61)	(84)	—	—
Treatment and refinement charges	1	—	29	35	1	1	60	67
Export duties	—	—	—	—	—	—	—	—
Revenues – as adjusted	$1,362	$1,758	$228	$256	$2,789	$3,350	$483	$512
Ounces/pounds sold (000s ounces/millions pounds)[3]	1,037	1,398	74	98	2,108	2,703	159	191
Realized gold/copper price per ounce/pound[4]	$1,313	$1,258	$3.11	$2.60	$1,323	$1,239	$3.04	$2.68
[1]	Represents sales of $69 million and $142 million, respectively, for the three and six months ended June 30, 2018 (2017: $65 million and $142 million, respectively) applicable to our 50% equity method investment in Zaldívar and $25 million and $66 million, respectively, (2017: $31 million and $53 million, respectively) applicable to our 50% equity method investment in Jabal Sayid.
[2]	Sales applicable to equity method investments are net of treatment and refinement charges.
[3]	Figures exclude Pierina from the calculation of realized price per ounce as the mine is currently going through closure.
[4]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2018	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Geoffrey Locke, P. Eng., Manager, Metallurgy of Barrick who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

ENDNOTES

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 48 to 61 of this MD&A.

[2]	Amount excludes capital leases and includes Acacia (100% basis).

[3]	Includes $121 million of cash, primarily held at Acacia, which may not be readily deployed.

[4]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK SECOND QUARTER 2018	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenue (notes 5 and 6)	$1,712	$2,160	$3,502	$4,153
Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,176	1,277	2,328	2,619
General and administrative expenses	93	45	141	117
Exploration, evaluation and project expenses	97	81	170	156
Impairment (reversals) charges (notes 9B and 13)	59	(5)	61	(1,130)
Loss on currency translation (note 9C)	75	32	90	35
Closed mine rehabilitation	9	(3)	—	5
Income from equity investees (note 12)	(10)	(14)	(26)	(25)
(Gain) loss on non-hedge derivatives	(1)	2	(3)	(2)
Other expense (income) (note 9A)	38	(839)	39	(837)
Income before finance costs and income taxes	$176	$1,584	$702	$3,215

Finance costs, net	(136)	(173)	(269)	(323)
Income before income taxes	$40	$1,411	$433	$2,892

Income tax expense (note 10)	(116)	(274)	(317)	(866)
Net (loss) income	($76)	$1,137	$116	$2,026
Attributable to:
Equity holders of Barrick Gold Corporation	($94)	$1,084	$64	$1,763
Non-controlling interests	$18	$53	$52	$263

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 8)
Net (loss) income
Basic	($0.08)	$0.93	$0.05	$1.51
Diluted	($0.08)	$0.93	$0.05	$1.51

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2018	63	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net (loss) income	($76)	$1,137	$116	$2,026
Other comprehensive (loss) income, net of taxes
Movement in equity investments fair value reserve:
Net unrealized change on equity investments, net of tax $nil, $nil, $nil and $nil	(4)	3	(8)	4
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax ($3), $3, ($6) and $3	4	(8)	10	(20)
Realized losses on derivatives designated as cash flow hedges, net of tax $nil, ($2), $nil and ($2)	—	7	—	8
Actuarial gain (loss) on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	1	—	1	—
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	2	4	2	15
Total other comprehensive income	3	6	5	7
Total comprehensive (loss) income	($73)	$1,143	$121	$2,033
Attributable to:
Equity holders of Barrick Gold Corporation	($91)	$1,090	$69	$1,770
Non-controlling interests	$18	$53	$52	$263

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2018	64	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
OPERATING ACTIVITIES
Net (loss) income	($76)	$1,137	$116	$2,026
Adjustments for the following items:
Depreciation	328	409	653	823
Finance costs	139	178	277	331
Impairment (reversals) charges (note 13)	59	(5)	61	(1,130)
Income tax expense (note 10)	116	274	317	866
Gains on sale of non-current assets/investments	(2)	(880)	(48)	(877)
Currency translation losses	75	32	90	35
Change in working capital (note 11)	(194)	(182)	(370)	(378)
Other operating activities (note 11)	57	(21)	(7)	(105)
Operating cash flows before interest and income taxes	502	942	1,089	1,591
Interest paid	(155)	(188)	(183)	(223)
Income taxes paid	(206)	(306)	(258)	(425)
Net cash provided by operating activities	141	448	648	943
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(313)	(405)	(639)	(739)
Sales proceeds	5	5	7	12
Investment purchases	(38)	—	(39)	—
Divestitures (note 4)	—	960	—	960
Sale of mineral royalty	—	—	45	—
Funding of equity method investments	(1)	(4)	(5)	(8)
Net cash provided by (used in) investing activities	(347)	556	(631)	225
FINANCING ACTIVITIES
Debt
Repayments	(8)	(305)	(31)	(485)
Dividends	(32)	(32)	(63)	(63)
Funding from non-controlling interests	4	8	12	8
Disbursements to non-controlling interests	(56)	—	(82)	(67)
Debt extinguishment costs	—	(26)	—	(26)
Net cash used in financing activities	(92)	(355)	(164)	(633)
Effect of exchange rate changes on cash and equivalents	(1)	—	(2)	2
Net increase (decrease) in cash and equivalents	(299)	649	(149)	537
Cash and equivalents at the beginning of period	2,384	2,277	2,234	2,389
Cash and equivalents at the end of period	$2,085	$2,926	$2,085	$2,926

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2018	65	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30,	As at December 31,
	2018	2017
ASSETS
Current assets
Cash and equivalents (note 14A)	$2,085	$2,234
Accounts receivable	194	239
Inventories	1,940	1,890
Other current assets	356	321
Total current assets	$4,575	$4,684
Non-current assets
Equity in investees (note 12)	1,214	1,213
Property, plant and equipment	13,727	13,806
Goodwill	1,330	1,330
Intangible assets	230	255
Deferred income tax assets	1,072	1,069
Non-current portion of inventory	1,781	1,681
Other assets	1,193	1,270
Total assets	$25,122	$25,308
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$944	$1,059
Debt (note 14B)	680	59
Current income tax liabilities	270	298
Other current liabilities	266	331
Total current liabilities	$2,160	$1,747
Non-current liabilities
Debt (note 14B)	5,712	6,364
Provisions	3,108	3,141
Deferred income tax liabilities	1,341	1,245
Other liabilities	1,695	1,744
Total liabilities	$14,016	$14,241
Equity
Capital stock (note 16)	$20,900	$20,893
Deficit	(11,701)	(11,759)
Accumulated other comprehensive loss	(164)	(169)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	$9,356	$9,286
Non-controlling interests	1,750	1,781
Total equity	$11,106	$11,067
Contingencies and commitments (notes 5 and 17)
Total liabilities and equity	$25,122	$25,308

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2018	66	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At December 31, 2017	1,166,577	$20,893	($11,759)	($169)	$321	$9,286	$1,781	$11,067
Impact of adopting IFRS 15 on January 1, 2018 (note 2B)	—	—	64	—	—	64	—	64
At January 1, 2018 (restated)	1,166,577	$20,893	($11,695)	($169)	$321	$9,350	$1,781	$11,131
Net income	—	—	64	—	—	64	52	116
Total other comprehensive income	—	—	—	5	—	5	—	5
Total comprehensive income	—	—	64	5	—	69	52	121
Transactions with owners
Dividends	—	—	(63)	—	—	(63)	—	(63)
Issued on exercise of stock options	11	—	—	—	—	—	—	—
Funding from non-controlling interests	—	—	—	—	—	—	12	12
Other decrease in non- controlling interest	—	—	—	—	—	—	(95)	(95)
Dividend reinvestment plan (note 16)	571	7	(7)	—	—	—	—	—
Total transactions with owners	582	7	(70)	—	—	(63)	(83)	(146)
At June 30, 2018	1,167,159	$20,900	($11,701)	($164)	$321	$9,356	$1,750	$11,106

At January 1, 2017	1,165,574	$20,877	($13,074)	($189)	$321	$7,935	$2,378	$10,313
Net income	—	—	1,763	—	—	1,763	263	2,026
Total other comprehensive income	—	—	—	7	—	7	—	7
Total comprehensive income	—	—	1,763	7	—	1,770	263	2,033
Transactions with owners
Dividends	—	—	(63)	—	—	(63)	—	(63)
Decrease in non-controlling interest (note 4C)	—	—	—	—	—	—	(493)	(493)
Funding from non-controlling interests	—	—	—	—	—	—	8	8
Other decrease in non- controlling interests	—	—	—	—	—	—	(113)	(113)
Dividend reinvestment plan	429	8	(8)	—	—	—	—	—
Total transactions with owners	429	8	(71)	—	—	(63)	(598)	(661)
At June 30, 2017	1,166,003	$20,885	($11,382)	($182)	$321	$9,642	$2,043	$11,685
[1]	Includes cumulative translation losses at June 30, 2018: $72 million (June 30, 2017: $67 million).
[2]

Includes additional paid-in capital as at June 30, 2018: $283 million (December 31, 2017: $283 million; June 30, 2017: $283 million) and convertible borrowings - equity component as at June 30, 2018: $38 million (December 31, 2017: $38 million; June 30, 2017: $38 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2018	67	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru and the Dominican Republic and our producing copper mine is in Zambia. We hold a 50% interest in Veladero, a gold mine located in Argentina, a 50% interest in Kalgoorlie, a gold mine located in Australia and hold a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various gold projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)    Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2017 (“2017 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2(b). These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on July 25, 2018.

B)    New Accounting Standards Effective in 2018

Impact of Adoption of IFRS 15 Revenue from Contracts with Customers

We have adopted the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January

1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. We elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet through equity at January 1, 2018. Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The details of accounting policy changes and the quantitative impact of these changes are described below.

Gold Bullion Sales

IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in Note 2(f) of the 2017 Annual Financial Statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to our financial statements as the timing of revenue recognition on our gold bullion sales is unchanged.

Concentrate Sales

We assessed all of our existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition, as control transfers to the smelting companies at the time of shipment, consistent with our current accounting policy as set out in Note 2(f) of the 2017 Annual Financial Statements. Although IFRS 15 identifies the shipping component associated with concentrate sales as a separate performance obligation, requiring a portion of the revenue to be deferred and only recognized once the shipment has reached the destination port, we have determined that the deferred revenue would be insignificant and thus, have not accounted for the shipping component as a separate performance obligation. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market gold and copper prices between the shipment date and settlement date. As such, we have

BARRICK SECOND QUARTER 2018	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

separately presented provisional price adjustments in Note 6 of these condensed interim consolidated financial statements in line with the requirements of IFRS 15.

Streaming Agreements

IFRS 15 requires that for contracts containing variable consideration, the transaction price be continually updated and re-allocated to the transferred goods and services. As a result, we have updated our accounting policy for revenue earned on streaming agreements such that we will treat the deferred revenue component as variable, requiring an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a retroactive adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding retroactive adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance. The impact of the initial adoption of this change in accounting policy was an adjustment to reduce the opening deficit on January 1, 2018 of $64 million with a corresponding adjustment to reduce the deferred revenue balance. There was no impact to net income for the period.

If in the second quarter and first half of 2018 we had continued to recognize revenue on streaming agreements in accordance with IAS 18, the amounts recognized for revenue, deferred revenue and interest expense would have been insignificantly different from those recognized in accordance with IFRS 15.

C)    New Accounting Standards Issued But Not Yet Effective

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied or is applied at the same date as IFRS 16. We are not early adopting IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses, a decrease in operating expense and an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement. We have developed a full implementation plan to determine the impact on our financial statements and internal controls. In the fourth quarter of 2017, we formed an IFRS 16 working group and began the process of compiling all of our existing operating leases and service contracts. In the first quarter of 2018, we began reviewing the relevant agreements to identify which of the operating leases and service contracts are in scope for IFRS 16. In the second quarter of 2018, we have largely completed our review of existing service contracts for embedded leases and have identified all operating leases. In the third quarter of 2018, we will complete our embedded lease review and will begin valuing our population of leases. We will provide further updates on the progression of our project plan in our subsequent interim financial statements.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2017 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2017 Annual Financial Statements.

A)    Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded a net increase of $24 million (2017: $62 million net decrease) to the PER at our minesites for the three months ended June 30, 2018 and a net decrease of $82 million (2017: $7 million net decrease) for the six months ended June 30, 2018.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

Under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These subject properties are referred to as “superfund” sites. There is a chance that our current or legacy operations in the U.S. could be designated as a superfund site in the future,

BARRICK SECOND QUARTER 2018	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

exposing Barrick to potential liability under CERCLA. The U.S. Environmental Protection Agency recently announced it is considering listing on the CERCLA National Priorities List a 322 square mile site in the San Mateo basin in New Mexico (“San Mateo Site”) due to alleged surface and ground water contamination from past uranium mining. The San Mateo Site includes legacy operations of Homestake Mining Company of California.

B)    Pascua-Lama

The Pascua-Lama project received $469 million as at June 30, 2018 (December 31, 2017: $484 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest of $335 million (December 31, 2017: $313 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026. The terms of the current VAT arrangement in Chile are applicable to either an open pit or an underground mine design. In addition, we have recorded $145 million in VAT recoverable in Argentina as at June 30, 2018 (December 31, 2017: $221 million) relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

C)    Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 17 for further details on contingencies.

D)    Streaming Transactions

The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. There were no retroactive adjustments recorded in the first half of 2018, with the exception of the adjustment recorded to reflect the initial adoption of IFRS 15 as outlined in note 2(b). Refer to note 2(b) for further details on our accounting for Streaming Transactions.

4 > AQUISITIONS AND DIVESTITURES

A)    Investment in Midas Gold

On May 9, 2018, we announced the acquisition of 46.55 million common shares, representing approximately 19.9 percent of issued and outstanding common shares of Midas Gold Corporation in a non-brokered private placement for total consideration of $38 million. Upon acquisition of the shares, we have accounted for our interest as other investments with future changes in fair value recorded in other comprehensive income.

B)    Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold Group Co., Ltd. (“Shandong”) where Shandong agreed to acquire 50 percent of Barrick’s Veladero mine in Argentina for $960 million. The transaction closed on June 30, 2017 and in the second quarter of 2017 we recognized a total gain of $689 million, partially on the sale of 50 percent to Shandong and partially upon remeasurement of our remaining interest in Veladero.

C)    Sale of 25% of the Cerro Casale Project

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in the Cerro Casale Project from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in the Cerro Casale Project, resulted in Barrick and Goldcorp each holding a 50 percent interest in the newly formed Cerro Casale joint operation. This ownership change coupled with the specific terms of the agreement caused a change in control of the Cerro Casale Project and we remeasured our retained interest in the joint operation at fair value at the date control was lost.

The total consideration received by Barrick and Kinross implied a fair value of $1.2 billion for 100 percent of the Cerro Casale Project, which resulted in a reversal of previously recorded impairment charges of $1.12 billion in the first quarter of 2017. We recognized a gain of $193 million due to the deconsolidation of the non-controlling interest in the Cerro Casale Project in the second quarter of 2017.

This joint operation is now referred to as Norte Abierto and includes the Cerro Casale, Caspiche and Luciano deposits.

BARRICK SECOND QUARTER 2018	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Barrick’s business is organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments is four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2018	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Barrick Nevada	$585	$238	$139	$8	$7	$193
Turquoise Ridge	75	40	7	—	—	28
Pueblo Viejo[2]	297	134	43	4	1	115
Veladero	111	47	34	2	1	27
Lagunas Norte	89	31	11	2	2	43
Acacia[2]	176	95	23	—	25	33
Pascua-Lama	—	—	3	25	6	(34)
Other Mines[3,4]	379	261	63	3	2	50

	$1,712	$846	$323	$44	$44	$455

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2017	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Barrick Nevada	$921	$277	$252	$6	$8	$378
Turquoise Ridge	26	16	2	—	1	7
Pueblo Viejo[2]	379	120	44	—	7	208
Veladero	115	56	—	3	1	55
Lagunas Norte	126	42	17	2	4	61
Acacia[2]	159	73	24	—	8	54
Pascua-Lama	—	—	2	22	6	(30)
Other Mines[3,4]	434	275	63	2	10	84

	$2,160	$859	$404	$35	$45	$817

BARRICK SECOND QUARTER 2018	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information
		Cost of Sales
For the six months ended June 30, 2018	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$1,199	$481	$287	$10	$8	$413
Turquoise Ridge	159	78	14	—	—	67
Pueblo Viejo[2]	653	260	84	8	1	300
Veladero	212	92	65	2	1	52
Lagunas Norte	185	58	22	2	4	99
Acacia[2]	333	181	47	—	1	104
Pascua-Lama	—	—	5	48	11	(64)
Other Mines[3,4]	761	521	118	6	22	94
	$3,502	$1,671	$642	$76	$48	$1,065

Consolidated Statement of Income Information
		Cost of Sales
For the six months ended June 30, 2017	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$1,567	$557	$459	$10	$15	$526
Turquoise Ridge	93	46	9	—	1	37
Pueblo Viejo[2]	686	240	84	—	7	355
Veladero	325	158	38	3	1	125
Lagunas Norte	241	79	33	3	6	120
Acacia[2]	391	189	59	—	14	129
Pascua-Lama	—	—	4	44	1	(49)
Other Mines[3,4]	850	511	119	5	17	198
	$4,153	$1,780	$805	$65	$62	$1,441
[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended June 30, 2018, accretion expense was $20 million (2017: $17 million) and for the six months ended June 30, 2018, accretion expense was $37 million (2017: $31 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended June 30, 2018 for Pueblo Viejo $119 million, $70 million, $48 million (2017: $153 million, $64 million, $86 million) and Acacia $63 million, $42 million, $11 million (2017: $57 million, $34 million, $20 million) and for the six months ended June 30, 2018 for Pueblo Viejo $257 million, $136 million, $118 million (2017: $274 million, $125 million, $146 million) and Acacia $120 million, $82 million, $37 million (2017: $141 million, $89 million, $47 million).

[3]	Includes cost of sales of Pierina for the three months ended June 30, 2018 of $30 million (2017: $47 million) and for the six months ended June 30, 2018 of $62 million (2017: $81 million).
[4]

Includes provisional pricing adjustments for the three months ended June 30, 2018 of $6 million losses (2017: $11 million losses) and for six months ended June 30, 2018 of $29 million losses (2017: $19 million losses).

BARRICK SECOND QUARTER 2018	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes
	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Segment income	$455	$817	$1,065	$1,441
Other cost of sales/amortization[1]	(7)	(14)	(15)	(34)
Exploration, evaluation and project expenses not attributable to segments	(53)	(46)	(94)	(91)
General and administrative expenses	(93)	(45)	(141)	(117)
Other income (expense) not attributable to segments	(14)	867	(28)	868
Impairment reversals (charges) not attributable to segments	(59)	5	(61)	1,130
Loss on currency translation	(75)	(32)	(90)	(35)
Closed mine rehabilitation	(9)	3	—	(5)
Income from equity investees	10	14	26	25
Finance costs, net (includes non-segment accretion)	(116)	(156)	(232)	(292)
Gain (loss) on non-hedge derivatives[2]	1	(2)	3	2
Income before income taxes	$40	$1,411	$433	$2,892
[1]

Includes all realized hedge gains and losses for the three months ended June 30, 2018 of $1 million losses (2017: $8 million losses) and for the six months ended June 30, 2018 of $2 million losses (2017: $14 million losses).

[2]

Includes unrealized non-hedge gains and losses for the three months ended June 30, 2018 of $nil losses (2017: $nil losses) and for the six months ended June 30, 2018 of $nil losses (2017: $3 million losses).

 Capital Expenditures Information

	Segment capital expenditures[1]
	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Barrick Nevada	$151	$183	$297	$313
Turquoise Ridge	14	4	27	13
Pueblo Viejo	33	28	71	49
Veladero	33	63	64	113
Lagunas Norte	7	4	10	9
Acacia	25	45	51	91
Pascua-Lama	2	—	11	3
Other Mines	61	67	113	115
Segment total	$326	$394	$644	$706
Other items not allocated to segments	15	9	28	15
Total	$341	$403	$672	$721
[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended June 30, 2018, cash expenditures were $313 million (2017: $405 million) and the increase in accrued expenditures was $28 million (2017: $2 million decrease). For the six months ended June 30, 2018, cash expenditures were $639 million (2017: $739 million) and the increase in accrued expenditures was $33 million (2017: $18 million decrease).

Purchase Commitments

At June 30, 2018, we had purchase obligations for supplies and consumables of $2,067 million (December 31, 2017: $1,147 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $132 million at June 30, 2018 (December 31, 2017: $118 million).

BARRICK SECOND QUARTER 2018	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Gold sales
Spot market sales	$1,556	$1,997	$3,196	$3,771
Concentrate sales	7	6	10	58
Provisional pricing adjustments	(1)	—	(1)	1
	$1,562	$2,003	$3,205	$3,830

Copper sales
Copper concentrate sales	$117	$136	$251	$270
Provisional pricing adjustments	(5)	(11)	(28)	(20)
	$112	$125	$223	$250

Other sales[1]	38	32	74	73
Total	$1,712	$2,160	$3,502	$4,153
[1]	Revenues include the sale of by-products for our gold and copper mines.

7 > COST OF SALES

	Gold		Copper		Pascua-Lama/Other[3]		Total
For the three months ended June 30	2018	2017	2018	2017	2018	2017	2018	2017
Direct mining cost[1,2]	$716	$718	$69	$74	$2	$8	$787	$800
Depreciation	290	383	30	19	8	7	328	409
Royalty expense	43	49	8	8	—	—	51	57
Community relations	9	9	1	1	—	1	10	11
	$1,058	$1,159	$108	$102	$10	$16	$1,176	$1,277

	Gold		Copper		Pascua-Lama/Other[3]		Total
For the six months ended June 30	2018	2017	2018	2017	2018	2017	2018	2017
Direct mining cost[1,2]	$1,406	$1,512	$135	$134	$4	$15	$1,545	$1,661
Depreciation	588	768	49	33	16	22	653	823
Royalty expense	93	100	17	15	—	—	110	115
Community relations	17	17	3	2	—	1	20	20
	$2,104	$2,397	$204	$184	$20	$38	$2,328	$2,619
[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $2 million for the three months ended June 30, 2018 (2017: $3 million) and $5 million for the six months ended June 30, 2018 (2017: $6 million).

[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Other includes all realized hedge gains and losses and corporate amortization.

8 > EARNINGS PER SHARE

	For the three months ended June 30				For the six months ended June 30
	2018		2017		2018		2017
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net (loss) income	($76)	($76)	$1,137	$1,137	$116	$116	$2,026	$2,026
Net income attributable to non-controlling interests	(18)	(18)	(53)	(53)	(52)	(52)	(263)	(263)
Net (loss) income attributable to equity holders of Barrick Gold Corporation	($94)	($94)	$1,084	$1,084	$64	$64	$1,763	$1,763
Weighted average shares outstanding	1,167	1,167	1,166	1,166	1,167	1,167	1,166	1,166
Earnings per share data attributable to the equity holders of Barrick Gold Corporation
Net (loss) income	($0.08)	($0.08)	$0.93	$0.93	$0.05	$0.05	$1.51	$1.51

BARRICK SECOND QUARTER 2018	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > OTHER EXPENSE

A)    Other Expense (Income)

	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Other expense:

Bank charges	$7	$6	$14	$11

Bulyanhulu reduced operations program cost[1]	9	—	17	—

Insurance payment to Porgera JV	13	—	13	—

Litigation	(1)	8	26	10

Miscellaneous write-offs	3	15	4	10

Acacia - Other	4	4	5	9

Other	9	9	18	3
Total other expense	$44	$42	$97	$43

Other income:

Gain on sale of long-lived assets2	($2)	($880)	($48)	($877)

Other	(4)	(1)	(10)	(3)
Total other income	($6)	($881)	($58)	($880)
Total	$38	($839)	$39	($837)

[1]	Primarily consists of severance, contractor and inventory write-down costs.
[2]	Primarily consists of a gain related to the sale of a non-core royalty asset at Acacia.

B)    Impairment (Reversals) Charges

	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Impairment (reversals) of non-current assets	$35	($5)	$37	($1,130)

Impairment of intangibles	24	—	24	—
Total	$59	($5)	$61	($1,130)

C)    Loss on Currency Translation

	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Currency translation losses released as a result of the disposal and reorganization of entities	$—	$—	$—	$11

Foreign currency translation losses	75	32	90	24
Total	$75	$32	$90	$35

In the second quarter of 2018, we noted that inflation in Argentina was accelerating and may be considered to be hyperinflationary. Our accounting for Veladero will be unaffected by this situation as it has a US dollar functional currency.

10 > INCOME TAX EXPENSE

	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Current	$96	$208	$229	$348
Deferred	20	66	88	518
	$116	$274	$317	$866

Income tax expense was $317 million for the six months ended June 30, 2018. The underlying effective tax rate for ordinary income for the six months ended June 30, 2018 was 44% after adjusting for the impact of the Dominican Republic tax audit; the net impact of foreign currency translation losses on deferred tax balances; the impact of impairment (reversals) charges; the impact of asset sales and non-hedge derivatives; the impact of non-deductible foreign exchange losses, and the impact of other expense adjustments. The unadjusted tax rate for income for the six months ended June 30, 2018, was 73% of the income before income taxes.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine net deferred tax liabilities. In the six months ended June 30, 2018 and 2017, tax expense of $19 million and $3 million, respectively, primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentine peso against the U.S. dollar. These translation losses are included within deferred income tax expense.

Dominican Republic Tax Audit

In the first quarter of 2018, current tax expense of $5 million and deferred tax expense of $37 million were recorded, resulting from a tax audit of Pueblo Viejo in the Dominican Republic. The deferred tax expense relates to additional tax deductions included in the audit that reduced deferred tax assets but did not reduce tax expense due to the application of annual minimum tax (AMT) in certain taxation years.

BARRICK SECOND QUARTER 2018	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > CASH FLOW – OTHER ITEMS

Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Adjustments for non-cash income statement items:
(Gain) loss on non-hedge derivatives	($1)	$2	($3)	($2)
Stock-based compensation expense	8	6	10	31
Income from investment in equity investees	(10)	(14)	(26)	(25)
Change in estimate of rehabilitation costs at closed mines	9	(3)	—	5
Net inventory impairment charges	2	3	5	6
Change in other assets and liabilities	65	(1)	39	(97)
Settlement of rehabilitation obligations	(16)	(14)	(32)	(23)
Other operating activities	$57	($21)	($7)	($105)
Cash flow arising from changes in:
Accounts receivable	($21)	$42	$45	$58
Inventory	(72)	(154)	(148)	(231)
Other current assets	(15)	(50)	(77)	(94)
Accounts payable	(98)	(3)	(204)	(54)
Other current liabilities	12	(17)	14	(57)
Change in working capital	($194)	($182)	($370)	($378)

12 > EQUITY ACCOUNTING METHOD INVESTMENT CONTINUITY

	Kabanga	Jabal Sayid	Zaldívar	GNX	Total
At January 1, 2017	$30	$180	$974	$1	$1,185
Funds invested	1	—	—	11	12
Dividend	—	—	(60)	—	(60)
Equity pick-up (loss) from equity investees	(1)	26	61	(10)	76
At December 31, 2017	$30	$206	$975	$2	$1,213
Funds invested	—	—	—	5	5
Equity pick-up (loss) from equity investees	—	19	14	(7)	26
Impairment charges	(30)	—	—	—	(30)
At June 30, 2018	$—	$225	$989	$—	$1,214

13 > IMPAIRMENT OF GOODWILL AND OTHER ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. Refer to note 21 of the 2017 Annual Financial Statements for further information.

For the six months ended June 30, 2018, we recorded impairments of $61 million (2017: $1,130 million impairment reversals) for non-current assets, as summarized in the following table:

Summary of impairments (reversals)

	For the three months ended June 30		For the six months ended June 30
	2018	2017	2018	2017
Equity Method
Investments	$30	$—	$30	$—
Acacia	24	—	24	—
Barrick Nevada	11	—	14	—
Cerro Casale	—	—	—	(1,120)
Pascua-Lama	(6)	(9)	(7)	(15)
Other	—	4	—	5
Total	$59	($5)	$61	($1,130)

BARRICK SECOND QUARTER 2018	76	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Indicators of impairment

Second Quarter 2018

Acacia

In the second quarter of 2018, potential indicators of impairment were identified in relation to Acacia, specifically the ongoing uncertainty surrounding a potential resolution between Barrick and the Government of Tanzania (‘GoT’) as well as the sustained decline in Acacia’s market capitalization below its carrying value over the first half of 2018. As a result, an impairment assessment was undertaken in the second quarter, with no impairment loss identified.

The assessment assumed the resumption of concentrate sales and of operations at Bulyanhulu will occur in the second quarter of 2019 and in late 2019, respectively. The assessment also reflected the targeted outcome for a negotiated resolution in line with the proposed framework as reflected in the most recent life of mine (‘LOM’) plan.

The key assumptions and estimates used in determining the fair value less cost to dispose (“FVLCD’) are short- and long-term gold prices of $1,200 and a discount rate of 11%, consistent with the rate used for the impairment assessment completed at December 31, 2017 in the calculation of FVLCD. FVLCD is most sensitive to changes in these key assumptions and to the timing of resolution of the export ban, therefore a sensitivity analysis was performed based on a decrease in the long-term gold price of $100 per ounce, and increase in the discount rate of 1%, and a further six month delay in the resolution of the export ban. A $100 per ounce decrease in long-term gold price would result in the recognition of a non-current asset impairment at Bulyanhulu of $98 million, net of tax. A1% increase in the discount rate and a further delay of six months in the resolution of the export ban would not result in the recognition of an impairment. However, should a negotiated resolution not eventuate, the recoverable value of Bulyanhulu may be further impacted, resulting in a review at such time.

Subsequent to the second quarter close, OreCorp, which is Acacia’s joint venture partner in the Nyanzaga project in Tanzania, executed its option under the earn-in agreement to increase its ownership in the project to 51%

through a $3 million payment to Acacia. Furthermore, Acacia signed a conditional agreement to sell its remaining 49% interest in the project to OreCorp for $7 million and a net smelter royalty capped at $15 million based on future production. As a result of the agreement, and Acacia’s commitment to a sale, Acacia expects to recover the value of the asset through sale and not value in use and as such has valued the asset at fair value less costs to sell of $10 million, resulting in the recognition of an impairment loss of US$24 million in the second quarter of 2018.

Kabanga

In January 2018, new mining regulations relating to mineral rights were issued in Tanzania. These regulations canceled all retention licenses and declared that they no longer have legal effect and any previous holder, along with any third party, of a retention license would need to apply for a new prospecting or mining license for that area. Our 50% interest in the Kabanga project (a joint venture between Barrick and Glencore) was affected by these changes. While we have now submitted our application for a prospecting license, the operating environment for mining projects in Tanzania remains challenging and we have determined that our carrying amount for the project is not recoverable under the current circumstances. As such, we considered this an indicator of impairment, resulting in the recognition of a $30 million impairment, which is equal to the full carrying value of our equity-method investment in the Kabanga JV, in the second quarter of 2018.

First Quarter 2017

Cerro Casale

As noted in note 4(c), on March 28, 2017, we announced the sale of a 25% interest in the Cerro Casale Project in Chile, which would result in Barrick retaining a 50% interest in the Project and this was deemed to be an indicator of impairment reversal in the first quarter of 2017. As such, in first quarter 2017, we recognized a partial reversal of the non-current asset impairment recorded in the fourth quarter of 2014 in the amount of $1.12 billion. The recoverable amount, based on the fair value less cost to dispose as implied by the transaction price, was $1.2 billion.

BARRICK SECOND QUARTER 2018	77	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

14 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

A) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days. Cash and equivalents also include $317 million cash that is held in subsidiaries that have regulatory regulations or contractual restrictions, or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

B) Debt1

	As at June 30, 2018	As at December 31, 2017
4.4%/5.7% notes[2,9]	$1,469	$1,468
3.85%/5.25% notes	1,079	1,079
5.80% notes[3,9]	395	395
6.35% notes[4,9]	594	593
Other fixed-rate notes[5,9]	1,326	1,326
Capital leases[6]	31	46
Other debt obligations	599	603
5.75% notes[7,9]	842	842
Acacia credit facility[8]	57	71
	$6,392	$6,423
Less: current portion[10]	(680)	(59)
	$5,712	$6,364

[1]	The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
[2]	Consists of $1.5 billion in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $629 million of BNAF notes due 2021 and $850 million of BNAF notes due 2041.
[3]	Consists of $400 million of 5.80% notes which mature in 2034.
[4]	Consists of $600 million of 6.35% notes which mature in 2036.
[5]	Consists of $1.3 billion in conjunction with our wholly owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $248 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039.
[6]	Consists primarily of capital leases at Pascua-Lama of $11 million, and Lagunas Norte of $16 million (2017: $13 million and $27 million, respectively).
[7]	Consists of $850 million in conjunction with our wholly owned subsidiary BNAF.
[8]	Consists of an export credit backed term loan facility.
[9]	We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”) and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.
[10]	The current portion of long-term debt consists of $627 million (2017: $nil) of BNAF notes due 2021, other debt obligations of $4 million (2017: $4 million), capital leases of $21 million (2017: $27 million) and Acacia credit facility of $28 million (2017: $28 million).

On July 17, 2018, Barrick completed a make-whole repurchase of the approximately $629 million of outstanding principal on the 4.40% notes due 2021.

BARRICK SECOND QUARTER 2018	78	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > FAIR VALUE MEASUREMENTS

A)  Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at June 30, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$2,085	$—	$—	$2,085
Other investments	63	—	—	63
Derivatives	—	—	—	—
Receivables from provisional copper and gold sales	—	64	—	64
	$2,148	$64	$—	$2,212

B)    Fair Values of Financial Assets and Liabilities

	As at June 30, 2018		As at December 31, 2017

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Financial assets
Other assets[1]	$559	$559	$572	$572
Other investments[2]	63	63	33	33
Derivative assets	6	6	3	3
	$628	$628	$608	$608
Financial liabilities
Debt[3]	$6,392	$7,060	$6,423	$7,715
Derivative liabilities	6	6	32	32
Other liabilities	519	519	252	252
	$6,917	$7,585	$6,707	$7,999
[1]	Includes restricted cash and amounts due from our partners.
[2]	Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

The Company’s valuation techniques were presented in Note 26 of the 2017 Annual Financial Statements and have been consistently applied in these interim financial statements.

16 > CAPITAL STOCK

A)    Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,167,158,762 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “ First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

B)    Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 571,284 common shares issued to shareholders for the six months ended June 30, 2018.

17 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the 2017 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2017 Annual Financial Statements.

The description set out below should be read in conjunction with Note 36 “Contingencies” to the 2017 Annual Financial Statements.

BARRICK SECOND QUARTER 2018	79	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Litigation and Claims Update

US Shareholder Class Action

Briefing on the motion to dismiss was completed on April 18, 2018. A decision of the Court is pending.

Veladero - September 2015 Release of Cyanide-Bearing Process Solution and Glacier Legislation

Criminal Matters

On March 5, 2018, the Court of Appeals confirmed the indictment against the four former federal officials in relation to the enforcement of the national glacier legislation. In a separate investigation, on April 11, 2018, the federal judge indicted two additional former federal officials and confirmed a second charge against one of the former federal officials originally indicted on November 27, 2017, alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls. On July 10, 2018, the Court of Appeals confirmed this later indictment as well. In total, six former federal officials have now been indicted under these proceedings (one of whom has been indicted on two separate charges) and will face trial.

On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. The Province of San Juan has challenged this order on jurisdictional grounds.

Veladero - September 2016 Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On March 28, 2018, MAG was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan.

Veladero - March 2017 Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2018, MAG was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan.

BARRICK SECOND QUARTER 2018	80	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

HEAD OFFICE

Barrick Gold Corporation

Brookfield Place

TD Canada Trust Tower

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Telephone: +1 416 861-9911

Toll-free: 1-800-720-7415

Fax: +1 416 861-2492

Email: investor@barrick.com

Website: www.barrick.com

SHARES LISTED

ABX	The New York Stock Exchange
The Toronto Stock Exchange

INVESTOR CONTACT

Deni Nicoski

Senior Vice President

Investor Relations

Telephone: +1 416 307-7474

Email: dnicoski@barrick.com

TRANSFER AGENTS AND REGISTRARS

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

MEDIA CONTACT

Andy Lloyd

Senior Vice President

Communications

Telephone: +1 416 307-7414

Email: alloyd@barrick.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “plan”, “assume”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “should”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, all-in-sustaining costs per ounce/pound, cash costs per ounce, and C1 cash costs per pound; (iii) projected capital, operating, and exploration expenditures; (iv) completion and outcome of current and future studies at Lama; (v) the existence of future opportunities for Barrick and Shandong Gold to collaborate; (vi) targeted cost reductions; (vii) mine life and production rates; (viii) potential mineralization, including with respect to Fourmile, Goldrush and Turquoise Ridge, and metal or mineral recoveries; (ix) anticipated gold production from the Deep South Project and the third shaft project at Turquoise Ridge; (x) the potential for plant expansion at Pueblo Viejo to increase throughput by 50% and convert resources to reserves; (xi) our pipeline of high confidence projects at or near existing operations; (xii) the potential to identify new reserves and resources, and our ability to convert resources into reserves; (xiii) asset sales, joint ventures, and partnerships; and (xiv) expectations regarding future price assumptions, financial performance, and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation, and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; risks associated with the ongoing implementation of Barrick’s digital transformation initiative, and the ability of the projects under this initiative to meet the Company’s capital allocation objectives; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the status of certain tax re-assessments by the Tanzanian government; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017 and the new Mining Regulations announced by Government of Tanzania in January 2018 will be implemented and the impact of these and other legislative changes on Acacia; whether Barrick will successfully negotiate an agreement with respect to the dispute between Acacia and the Government of Tanzania and whether Acacia will approve the terms of any such final agreement; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives, targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/ or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40- F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.